Form 10-K405, Exhibit 13
period 1999-12-31
REALNETWORKS INC
filed 2000-03-30
CIK 1046327

                                                                    EXHIBIT 13.1

SELECTED CONSOLIDATED FINANCIAL DATA

RealNetworks, Inc. and Subsidiaries

 The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes included elsewhere in this document.

years ended December 31,                        1999              1998              1997                1996                1995
--------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)
 Consolidated Statement of Operations Data:
 Net revenues:
    Software license fees                    $  90,627            48,487            29,165             19,447              5,465
    Service revenues                            26,466            14,742             4,972              1,120                 30
    Advertising                                 14,149             3,148             2,254              1,016                 --
--------------------------------------------------------------------------------------------------------------------------------
        Total net revenues                     131,242            66,377            36,391             21,583              5,495
--------------------------------------------------------------------------------------------------------------------------------
 Cost of revenues:
    Software license fees                       13,006             8,308             3,800              2,907                762
    Service revenues                             6,579             2,631             2,392                554                 33
    Advertising                                  2,906             1,727               920                288                 --
--------------------------------------------------------------------------------------------------------------------------------
        Total cost of revenues                  22,491            12,666             7,112              3,749                795
--------------------------------------------------------------------------------------------------------------------------------
        Gross profit                           108,751            53,711            29,279             17,834              4,700
--------------------------------------------------------------------------------------------------------------------------------
  Operating expenses:
    Research and development                    38,415            22,480            15,651              6,310              2,144
    Sales and marketing                         53,465            33,460            22,954             10,155              2,112
    General and administrative                  16,380            11,540             7,635              5,756              1,744
    Goodwill amortization                        2,128             1,596                --                 --                 --
    Acquisition charges                          1,403             8,723                --                 --                 --
--------------------------------------------------------------------------------------------------------------------------------
        Total operating expenses               111,791            77,799            46,240             22,221              6,000
--------------------------------------------------------------------------------------------------------------------------------
        Operating loss                          (3,040)          (24,088)          (16,961)            (4,387)            (1,300)
--------------------------------------------------------------------------------------------------------------------------------
 Other income (expense):
    Interest income, net                        11,523             4,928             2,178                308                 62
    Other income (expense)                      (1,557)             (793)             (286)                14               (141)
--------------------------------------------------------------------------------------------------------------------------------
        Other income (expense), net              9,966             4,135             1,892                322                (79)
--------------------------------------------------------------------------------------------------------------------------------
        Net income (loss)                    $   6,926           (19,953)          (15,069)            (4,065)            (1,379)
================================================================================================================================
 Basic net income (loss) per share           $    0.05             (0.15)            (0.92)             (2.06)             (1.98)
 Diluted net income (loss) per share         $    0.04             (0.15)            (0.92)             (2.06)             (1.98)
 Shares used to compute basic
    net income (loss) per share                142,016           130,156            16,906              1,984                698
 Shares used to compute diluted
    net income (loss) per share                166,576           130,156            16,906              1,984                698




Consolidated Balance Sheet Data:
December 31,                                        1999               1998             1997               1996              1995
----------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Cash, cash equivalents and
    short-term investments                        $344,627            89,801            93,677            21,039             6,606
Working capital                                    273,827            57,746            87,216            18,766             6,109
Total assets                                       411,124           128,774           119,469            31,346             8,909
Redeemable, convertible preferred stock                --                --                --             23,153             7,655
Shareholders' equity (deficit)                     330,559            81,304            78,680               134            (1,214)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RealNetworks, Inc. and Subsidiaries

The discussion in this report contains forward-looking statements that involve risks and uncertainties. RealNetworks' actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled "Factors that May Affect Our Business, Future Operating Results and Financial Condition", included elsewhere in this Report. You should also carefully review the risk factors set forth in other reports or documents that RealNetworks files from time to time with the Securities and Exchange Commission, particularly Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K. You should also read the following discussion and analysis in conjunction with our consolidated financial statements and related notes included in this report.



 OVERVIEW

RealNetworks is a leading provider of media delivery and digital distribution solutions designed for the Internet. Our solutions enable consumers to experience and content providers to deliver a broad range of multimedia content, including audio, video, text and animation. We pioneered the development and commercialization of streaming media systems that enable the creation, real-time delivery and playback of multimedia content. We believe that we have established a leadership position in the market for these systems. We have more than 95 million registered users of our RealPlayer product and believe that more than 85% of all streaming media Web pages utilize our technology. The broad acceptance of the Internet as a means of content delivery and consumption, combined with recent technological advances, has greatly increased the practicality and popularity of a number of new online media delivery formats. In response, we have extended our media delivery platform to include a digital music management system that allows consumers to acquire, record, store, organize and play their personal music collections on PCs and digital playback devices.

        We were incorporated in February 1994 and were in the development stage until July 1995, when we released the commercial version of RealAudio Version 1.0, the first version of our RealPlayer products. From inception through December 31, 1995, our operating activities related primarily to recruiting personnel, raising capital, purchasing operating assets, conducting research and development, building the RealAudio brand and establishing the market for streaming audio. During 1996, we continued to invest heavily in research and development and marketing and in building our domestic and international sales channels and our general and administrative infrastructure. In August 1996, we began selling RealPlayer Plus, a premium version of our RealPlayer product. RealPlayer has always been available for download free of charge from our websites. In June 1997, we released the commercial version of RealVideo Version
4.0. In December 1997, we released the commercial version of RealSystem Version 5.0, a streaming media solution that included RealAudio and RealVideo technology. In November 1998, we released the commercial version of RealSystem G2, our latest generation media delivery system. In May 1999, we released RealSystem MP as well as a beta version of RealJukebox, a personal music management solution. In September 1999, we released RealSlideshow Plus, a complete streaming solution for sharing digital pictures over the Internet. Also in September, we released the commercial versions of RealJukebox and RealJukebox Plus, which are complete digital music systems. In November, we released the beta version of RealPlayer 7.0 and introduced the new Real.com Network, which gives consumers the ability to find, organize and play audio and video on the Internet, and Take 5, Real.com's new media programming guide. In December, we introduced RealServer 7.0 and RealProducer 7.0, the latest advancements to RealSystem G2 as well as RealSlideshow 2.0, and RealSlideshow Plus 2.0 which allows consumers to share digital pictures with audio narration and music over the Internet.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RealNetworks, Inc. and Subsidiaries



We report revenues in three categories:

- Software license fees, which include revenues from sales of our RealPlayer Plus, RealJukebox Plus, RealSlideshow Plus, Xing AudioCatalyst, RealServers and related authoring and publishing tools, sales of our products through OEM channels, and sales of third-party products.

- Service revenues, which include support and maintenance services that we sell to customers who purchase our RealPlayer Plus, RealJukebox Plus, RealServers and tools products, broadcast hosting services we provide through our Real Broadcast Network, and consulting services we offer to our customers.

- Advertising revenues, which are derived from the sale of advertising on our websites and the placement of channel and preset buttons included in the RealPlayer and the RealJukebox products.

        In March 1998, we acquired Vivo Software, Inc. (Vivo), a leading privately-held developer of streaming media creation tools, in an acquisition accounted for using the purchase method of accounting.

        In August 1999, we acquired Xing Technology Corporation, a privately-held provider of high performance, standards based digital audio and video encoding and decoding technology, including MP3 software. The transaction was accounted for using the pooling-of-interests method of accounting.

        All of our financial data presented in the consolidated financial statements and management's discussion and analysis of financial condition and results of operations have been restated to include the historical financial information of Xing as if it had always been a part of RealNetworks.

        Prior to the merger, Xing operated on a June 30 fiscal year. The results of Xing's operations have been restated to conform to RealNetworks' December 31 fiscal year-end.

        The following table sets forth certain financial data for the periods indicated as a percentage of total net revenues:


years ended December 31,                    1999              1998              1997
-------------------------------------------------------------------------------------
Net revenues:
    Software license fees                   69.0%             73.0%             80.1%
    Service revenues                        20.2              22.2              13.7
    Advertising                             10.8               4.8               6.2
-------------------------------------------------------------------------------------
        Total net revenues                 100.0             100.0             100.0
-------------------------------------------------------------------------------------

Cost of revenues:
    Software license fees                    9.9              12.5              10.4
    Service revenues                         5.0               4.0               6.6
    Advertising                              2.2               2.6               2.5
-------------------------------------------------------------------------------------
        Total cost of revenues              17.1              19.1              19.5
-------------------------------------------------------------------------------------
        Gross profit                        82.9              80.9              80.5
-------------------------------------------------------------------------------------
Operating expenses:
    Research and development                29.3              33.9              43.0
    Sales and marketing                     40.7              50.4              63.1
    General and administrative              12.5              17.4              21.0
    Goodwill amortization                    1.6               2.4                --
    Acquisition charges                      1.1              13.1                --
-------------------------------------------------------------------------------------
        Total operating expenses            85.2             117.2             127.1
-------------------------------------------------------------------------------------
        Operating loss                      (2.3)            (36.3)            (46.6)
-------------------------------------------------------------------------------------
Other income (expense):
    Interest income, net                     8.8               7.4               6.0
    Other expense                           (1.2)             (1.2)             (0.8)
-------------------------------------------------------------------------------------
        Other income, net                    7.6               6.2               5.2
-------------------------------------------------------------------------------------
        Net income (loss)                    5.3%            (30.1)%           (41.4)%
-------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RealNetworks, Inc. and Subsidiaries



 REVENUES

                                 1999                change          1998                change            1997
-----------------------------------------------------------------------------------------------------------------
(dollars in thousands)
 Software license fees         $ 90,627                87%          $ 48,487                66%          $ 29,165
 Service revenues                26,466                80             14,742               197              4,972
 Advertising                     14,149               349              3,148                40              2,254
 --------------------------------------                             --------                             --------
    Total net revenues         $131,242                98%          $ 66,377                82%          $ 36,391
 ======================================                             ========                             ========


Software License Fees. Software license fees were $90.6 million in 1999, an increase of 87% from $48.5 million in 1998. Software license fees increased 66% in 1998 from $29.2 million in 1997. The increases during 1999 and 1998 were due primarily to a greater volume of products sold as a result of growth in the demand for streaming media on the Internet, the introduction of new products, including RealJukebox Plus, and RealSlideshow Plus in 1999, RealSystem G2 in 1998, and RealSystem Version 5.0 and RealVideo Version 4.0 in 1997, and due to successful product promotions, increased sales from electronic distribution and increased sales of third-party products. In June 1997, we entered into a $30.0 million license agreement with Microsoft, which is being recognized as revenue over the three-year term of our ongoing support obligations. Software license fees for 1999, 1998 and 1997 included $10.3 million, $9.7 million and $4.8 million, respectively, related to the Microsoft license agreement.

Service Revenues. Service revenues were $26.5 million in 1999, an increase of 80% from $14.7 million in 1998. The increase during 1999 was primarily attributable to higher revenues from sales of support and upgrade contracts on RealPlayer Plus and RealJukebox Plus, a larger installed base of our server products and increases in consulting and streaming media hosting services. Service revenues were $14.7 million in 1998, an increase of 197% from $5.0 million in 1997. The increase during 1998 was primarily attributable to higher revenues from sales of support and upgrade contracts on RealPlayer Plus, which we began selling during the fourth quarter of 1997, a larger installed base of our server products and increases in consulting and streaming media hosting.

Advertising. Advertising revenues were $14.1 million in 1999, an increase of 349% from $3.1 million in 1998. Advertising revenues were $3.1 million in 1998, an increase of 40% from $2.3 million in 1997. The increases in advertising revenues for 1999 and 1998 were due to higher traffic on our websites, our larger advertising sales force resulting in more advertising sales, higher average advertising rates, and revenue associated with channels, presets and search functionality included in the RealPlayer and RealJukebox.


 GEOGRAPHIC REVENUES

                                         1999              change            1998                change           1997
------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)
North America                         $ 93,277               111%          $ 44,149                84%          $ 24,017
Europe                                  15,124               112              7,144               109              3,425
Japan/Asia Pacific                       9,992               126              4,429                37              3,225
Rest of world                            2,581               161                987                11                890
----------------------------------------------                             --------                             --------
    Subtotal                           120,974               113             56,709                80             31,557
Microsoft license agreement             10,268                 6              9,668               100              4,834
----------------------------------------------                             --------                             --------
    Total                             $131,242                98%          $ 66,377                82%          $ 36,391
==============================================                             ========                             ========

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RealNetworks, Inc. and Subsidiaries

        International revenues represented 23% of total net revenues in 1999 and 22% in 1998, excluding revenues from the Microsoft license agreement. Revenues generated in Europe were 13% of total net revenues (excluding revenues from the Microsoft license agreement) in 1999 and 1998, and revenues generated in Japan/Asia Pacific were 8% of total net revenues (excluding revenues from the Microsoft license agreement) in 1999 and 1998. At December 31, 1999, accounts receivable due from European and Asian customers were not significant. The functional currency of our foreign subsidiaries is the local currency of the country in which the subsidiary is incorporated. Results of operations of our foreign subsidiaries are translated from local currency into U.S. dollars based on average monthly exchange rates. We currently do not hedge our foreign currency exposures and therefore are subject to the risk of changes in exchange rates. We expect that international revenues will increase over time in both absolute dollars and as a percentage of total net revenues. The costs of both domestic and international revenues are substantially the same.



 Cost of Revenues
                                                 1999              change           1998               change            1997
------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)
 Software license fees                         $13,006                57%          $ 8,308               119%          $ 3,800
 Service revenues                                6,579               150             2,631                10             2,392
 Advertising                                     2,906                68             1,727                88               920
----------------------------------------------------------------               ----------------                 --------------
    Total cost of revenues                     $22,491                78%          $12,666                78%          $ 7,112
----------------------------------------------------------------               ----------------                 --------------
 As a percentage of total net revenues              17%                                 19%                                 20%


Cost of Software License Fees. Cost of software license fees includes costs of product media, duplication, manuals, packaging materials, amounts paid for licensed technology, and fees paid to third-party vendors for order fulfillment. Cost of software license fees was $13.0 million in 1999, an increase of 57% from $8.3 million in 1998, but decreased as a percentage of software license fees to 14% from 17% in 1998. Cost of software license fees was $8.3 million in 1998, an increase of 119% from $3.8 million in 1997, and increased as a percentage of software license fees to 17% from 13% in 1997. The increases in absolute dollars were due primarily to higher sales volumes. The changes in percentage terms were due to shifts in product mix.

Cost of Service Revenues. Cost of service revenues includes the cost of in-house and contract personnel providing support and other services and expenses incurred in expanding our streaming media hosting services. Cost of service revenues was $6.6 million in 1999, an increase of 150% from $2.6 million in 1998, and increased as a percentage of service revenues to 25% from 18% in 1998. Cost of service revenues was $2.6 million in 1998, an increase of 10% from $2.4 million in 1997, but decreased as a percentage of service revenues to 18% from 48% in 1997. The 1999 and 1998 increases in absolute dollars were primarily due to increased staff and contract personnel to provide services to a greater number of customers, expansion of customer service and technical support into international regions, and support costs related to the introduction of new products.

Cost of Advertising. Cost of advertising includes the cost of personnel associated with content creation and maintenance and fees paid to third parties for content included in our websites. Cost of advertising was $2.9 million in 1999, an increase of 68% from $1.7 million in 1998, but decreased as a percentage of advertising revenues to 21% from 55% in 1998. Cost of advertising was $1.7 million in 1998, an increase of 88% from $0.9 million in 1997, and increased as a percentage of advertising revenues to 55% from 41% in 1997. The increases in absolute dollars were primarily due to increases in the quality and quantity of content available on our websites, enhancements made to existing websites, and the addition of new websites.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RealNetworks, Inc. and Subsidiaries



 Operating Expenses

 Research and Development


                                                 1999              change           1998               change            1997
------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)
Research and development                       $38,415                71%          $22,480                44%          $15,651
As a percentage of total net revenues               29%                                 34%                                 43%


        Research and development expenses consist primarily of salaries and related personnel costs and consulting fees associated with product development and costs of technology acquired from third parties to incorporate into products currently under development. To date, all research and development costs, including those associated with software development, have been expensed as incurred because technological feasibility is generally not established until substantially all development is complete. We believe that significant investment in research and development is a critical factor in attaining our strategic objectives and, as a result, we expect research and development to continue to increase. Research and development expenses were $38.4 million in 1999, an increase of 71% from $22.5 million in 1998, but decreased as a percentage of net revenues to 29% from 34% in 1998. The 1999 increase in absolute dollars was primarily due to increases in internal development personnel, consulting expenses, and contract labor associated with the development of new technology and products, including RealSystem MP, RealJukebox, RealSlideshow, and RealPlayer 7.0 as well as enhancements made to existing products. Research and development expenses were $22.5 million in 1998, an increase of 44% from $15.7 million in 1997, but decreased as a percentage of total net revenues to 34% from 43% in 1997. The 1998 increase in absolute dollars was due to increases in internal development personnel, consulting expenses and contract labor. Research and development expenses incurred in 1998 were primarily related to development of new technology and products, including RealSystem G2, the commercial version of which we released in November 1998, Xing AudioCatalyst, and enhancements made to existing products. The decrease in percentage terms in 1999, 1998 and 1997 were a result of revenues growing at a faster rate than expenses.


Sales and Marketing

                                                 1999              change           1998               change            1997
------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)

Sales and marketing                            $53,465                60%          $33,460                46%          $22,954
As a percentage of total net revenues               41%                                 50%                                 63%


        Sales and marketing expenses consist primarily of salaries, sales commissions, consulting fees, trade show expenses, advertising costs and costs of marketing collateral. We intend to increase our branding and marketing efforts and therefore we expect sales and marketing expenses to increase in future periods. Sales and marketing expenses were $53.5 million in 1999, an increase of 60% from $33.5 million in 1998, but decreased as a percentage of total net revenues to 41% from 50% in 1998. Sales and marketing expenses were $33.5 million in 1998, an increase of 46% from $23.0 million in 1997, but decreased as a percentage of total net revenues to 50% from 63% in 1997. The increases in absolute dollars were due to the expansion of our direct sales and marketing organization, the creation of additional foreign and domestic sales offices, increased trade show attendance, advertising, promotions and expenses related to the continued development of the "Real" brand. The decreases in percentage terms in 1999, 1998 and 1997 were a result of revenues growing at a faster rate than expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

REALNETWORKS, Inc. and Subsidiaries

GENERAL AND ADMINISTRATIVE

                                                 1999              change           1998               change            1997
------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)

General and administrative                     $16,380                42%          $11,540                51%          $ 7,635
As a percentage of total net revenues               12%                                 17%                                 21%

        General and administrative expenses consist primarily of salaries and fees for professional and temporary services. We expect general and administrative expenses to increase as we expand our staff and incur additional costs related to growth of our business. General and administrative expenses were $16.4 million in 1999, an increase of 42% from $11.5 million in 1998, but decreased as a percentage of total net revenues to 12% from 17% in 1998. General and administrative expenses were $11.5 million in 1998, an increase of 51% from $7.6 million in 1997, but decreased as a percentage of total net revenues to 17% from 21% in 1997. The increases in absolute dollars for 1999, 1998 and 1997 were primarily due to increased personnel and professional fees as well as facility expenses necessary to support our growth. The decreases in percentage terms in 1999, 1998 and 1997 were due to revenues growing at a faster rate than expenses.


Goodwill Amortization and Acquisition Charges

In March 1998, we acquired Vivo Software, Inc. (Vivo), a developer of streaming media creation tools. We issued approximately 4.4 million shares of our common stock in exchange for all outstanding shares of Vivo common stock. In addition, Vivo employees received options to purchase approximately 190,000 shares of our common stock. The acquisition was accounted for using the purchase method of accounting and, accordingly, the results of Vivo's operations are included in our consolidated financial statements since the date of acquisition.

        The purchase price was allocated to the fair value of the acquired assets and assumed liabilities based on their fair values at the date of the acquisition. A portion of the purchase price represented acquired in-process research and development that had not yet reached technological feasibility at the time of the acquisition and has no alternative future use. Of the total purchase price, $8.6 million was allocated to in-process research and development expense, $10.6 million was allocated to goodwill, and $0.5 million was allocated to tangible assets. Goodwill is amortized over its estimated life of five years.

        The in-process research and development projects acquired in the acquisition of Vivo consisted of the development of encoder tools and server and client codecs. The encoder tools allow users to create media content to be streamed over the Internet or intranets. The server and client codecs enhance the compression and decompression of multimedia content streamed over the Internet or intranets.

        The percentage completion of the projects at the time of acquisition was as follows:

Encoder tools          40%-70%
Server codec           30%
Client codec           30%


        We completed the development of the encoder tools in 1998. The total cost to complete development of the encoder tools was approximately $1.0 million. The server and client codec projects were completed in 1999. The aggregate costs to complete the server and client codecs were approximately $0.7 million.

        The fair value of the in-process technology was based on projected cash flows that were discounted based on the risks associated with achieving such projected cash flows upon successful completion of the acquired projects. Associated risks include the inherent difficulties and uncertainties in completing each project and achieving technological feasibility and risks related to the impact of potential changes in market conditions and technology. In developing cash flow projections, revenues were forecasted based on relevant factors, including aggregate revenue growth rates for the business as a whole, characteristics of the potential market for the technology and the anticipated life of the underlying technology. Operating expenses and resulting profit margins were forecasted based on the characteristics and cash-flow-generating potential of the acquired in-process technology.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RealNetworks, Inc. and Subsidiaries

        The fair value of the in-process research and development was allocated to the projects as follows (in thousands):

Encoder tools          $6,500
Server codec            1,500
Client codec              600
                       ------
                       $8,600
                       ======


        Projected annual revenues for each of the in-process development projects were assumed to increase from product release through 2001, decline slightly in 2002 and decline significantly in 2003 and 2004. An insignificant amount of revenue was projected for in-process technology in the first quarter of 2005, which is estimated to be the end of the in-process technology's economic life.

        Gross profit was assumed to be 80% for the encoder tools and client codec and 94% for the server codec. The projected gross profit percentages were based on estimated costs of revenues, which include duplication, manuals, packaging materials and third-party order fulfillment costs. Gross profit projections were based on our experience with similar products.

        Estimated operating expenses, income taxes and capital charges to provide a return on other acquired assets were deducted from gross profit to arrive at net operating income for each of the in-process development projects. Operating expenses were estimated as a percentage of total net revenues and included sales and marketing expenses and development costs to maintain the technology once it has achieved technological feasibility.

        We discounted the net cash flows of the in-process research and development projects to their present values using a discount rate of 42%. This discount rate approximates the overall rate of return for the acquisition of Vivo as a whole and reflects the inherent uncertainties surrounding the successful development of the in-process research and development projects and the uncertainty of technological advances that may occur in the future.

        Since the acquisition, we have continued to market and support Vivo's existing products on a limited basis.

        The acquisition of Vivo was a tax-free reorganization under the Internal Revenue Code. Therefore, the charge for in-process research and development and amortization of acquired intangible assets is not deductible for income tax purposes.

        In August 1999, we acquired Xing Technology Corporation, a developer and provider of MP3 software. We issued approximately 1,464 shares of our common stock in exchange for all outstanding shares of Xing stock. The acquisition was accounted for using the pooling-of-interests method of accounting and, accordingly, the consolidated financial statements include the accounts of Xing for all periods presented. As a result of the transaction, we incurred acquisition charges of $1.4 million primarily for legal and other professional fees. Approximately $160,000 of acquisition charges remained unpaid at December 31, 1999, substantially all of which is expected to be paid in 2000.

Other Income, Net

                                                 1999              change           1998               change            1997
------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)
Other income, net                              $9,966               141%           $4,135               119%           $1,892

        Other income, net consists primarily of interest earnings on our cash, cash equivalents and short-term investments. The increase in 1999 was primarily due to higher invested cash balances primarily as a result of our sale of common stock completed during the second quarter. The increase in 1998 was due primarily to investment earnings on higher average cash balances.

Income taxes

At December 31, 1999, we had provided a full valuation allowance on our deferred tax assets because of uncertainties regarding recoverability. See Note 7 of Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RealNetworks, Inc. and Subsidiaries

Recent Events

In January 2000, we acquired NetZip, Inc. NetZip is a leading developer and provider of Internet download management and utility software. As a result of the acquisition, NetZip became a wholly-owned subsidiary of RealNetworks and we issued approximately 3,418,000 shares (including options to purchase shares) of common stock in exchange for all of the outstanding shares of NetZip common stock and options to purchase NetZip common stock. Approximately 1,820,000 of those shares are subject to repurchase by the Company at a nominal repurchase price in certain circumstances. The acquisition will be accounted for under the purchase method of accounting and is valued at approximately $126 million, including transaction costs, based on the closing price of our common stock on January 25, 2000. The purchase price excludes approximately $144 million of RealNetworks' common stock, or approximately 1,820,000 shares, issued to former stockholders of NetZip which is subject to forfeiture for a period of 30 months after January 25, 2000.

        In January 2000, we completed a $15.0 million common stock investment in BackWeb Technologies, Inc., a leading provider of push technology for e-business solutions. This technology enables companies to deliver multimedia-rich digital packages, including audio, video, graphics and html.

        In January 2000, we also announced that our board of directors approved a two-for-one split of our common stock. Shareholders received one additional share for every share held on the record date of January 28, 2000. This document reflects the impact of the stock split for all periods presented.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through sales of preferred and common stock and cash from operations. In addition, during 1997 we entered into a strategic agreement with Microsoft pursuant to which we granted Microsoft a nonexclusive license to certain technology and related trademarks for a license fee of $30.0 million.

        Net cash provided by operating activities was $48.2 million, $7.5 million, and $6.7 million in 1999, 1998 and 1997, respectively. Net cash provided by operating activities in 1999 resulted primarily from net income of $6.9 million as well as increases in accounts payable and accrued and other liabilities of $16.2 million and deferred revenue of $17.8 million. Net cash provided by operating activities in 1998 resulted primarily from a decrease in license fee receivable of $10.0 million, partially offset by a net loss of $20.0 million, which was offset by a noncash acquisition charge of $8.7 million. Net cash provided by operating activities in 1997 was primarily attributable to an increase of $29.2 million in deferred revenue, related primarily to the Microsoft license agreement, partially offset by a net loss of $15.1 million, an increase of $0.8 million in trade accounts receivable and an increase in license fee receivable of $10.0 million.

        Net cash used in investing activities of $179.7 million, $25.5 million, and $31.2 million in 1999, 1998 and 1997, respectively, was primarily related to net increases in short-term investments and purchases of equipment and leasehold improvements. Purchases of equipment and leasehold improvements have primarily related to supporting the increased number of employees.

        Net cash provided by financing activities of $240.7 million in 1999 primarily consisted of net proceeds from the sale of common stock and from the exercise of stock options. Net cash provided by financing activities of $6.5 million in 1998 primarily consisted of proceeds from the exercise of stock options and warrants. Net cash provided by financing activities of $71.9 million in 1997 was primarily from net proceeds from sales of preferred stock and net proceeds from the sale of common stock associated with our initial public offering.

        As of December 31, 1999, we had $358.3 million of cash and cash equivalents, short-term investments and restricted cash equivalents. As of December 31, 1999, our principal commitments consisted of a $1.0 million note payable and obligations outstanding under operating leases.

        During 1998, we entered into a lease agreement for our current corporate headquarters. The lease commenced on April 1, 1999 and expires in April 2011, with an option to renew the lease for either a three or ten-year period. We are funding the tenant improvements for our headquarters.

        We do not hold derivative financial instruments or equity securities in our short-term investment portfolio. Our cash equivalents and short-term investments consist of high quality securities, as specified in our investment policy guidelines. The policy limits the amount of credit exposure to any one issue or issuer to a maximum of 5% of the total portfolio and requires that all investments mature in two years or less, with the average maturity being one year or less. These securities are subject to interest rate risk and will decrease in value if interest rates increase.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RealNetworks, Inc. and Subsidiaries

Because we have historically held our fixed income investments until maturity, we would not expect our operating results or cash flows to be significantly affected by a sudden change in market interest rates on our securities portfolio.

        We conduct our operations in eight primary functional currencies: the United States dollar, the Japanese yen, the British pound, the French franc, the Euro, the Mexican peso, the Brazilian real and the German mark. Historically, neither fluctuations in foreign exchange rates nor changes in foreign economic conditions have had a significant impact on our financial condition or results of operations. We currently do not hedge our foreign currency exposures and are therefore subject to the risk of exchange rates. We invoice our international customers primarily in U.S. dollars, except in Japan, where we invoice our customers primarily in yen. We are exposed to foreign exchange rate fluctuations as the financial results of foreign subsidiaries are translated into U.S. dollars in consolidation. Our exposure to foreign exchange rate fluctuations also arises from intercompany payables and receivables to and from our foreign subsidiaries. Foreign exchange rate fluctuations did not have a material impact on our financial results in 1999 and 1998.

        On January 1, 1999, the participating member countries of the European Union converted to a common currency, the Euro. On that same date they established fixed conversion rates between their existing sovereign currencies and the Euro. Even though legacy currencies are scheduled to remain legal tender in the participating countries as denominations of the Euro until January 1, 2002, the participating countries will no longer be able to direct independent interest rates for the legacy currencies. The authority to set monetary policy will now reside with the new European Central Bank. We do not anticipate any material impact from the Euro conversion on our financial information systems, which currently accommodate multiple currencies. Due to numerous uncertainties, we cannot reasonably estimate the effect that the Euro conversion issue will have on our pricing or market strategies or the impact, if any, it will have on our financial condition and results of operations.

        Since our inception, we have significantly increased our operating expenses. We currently anticipate that we will continue to experience significant growth in our operating expenses for the foreseeable future and that our operating expenses will be a material use of our cash resources. We believe that our current cash, cash equivalents and short-term investments will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

Year 2000 Compliance

The "Year 2000" problem exists because many existing computer programs use only the last two digits to refer to a year. As a result, date-sensitive computer programs may not be able to distinguish whether a two-digit date designated as "00" refers to 1900 or 2000. This problem could cause system failures or the creation of wrong information and disrupt our operations.

        We developed a phased plan to achieve Year 2000 compliance for our internal processing and operational systems and the current versions of our software products.

        We have publicly made Year 2000 readiness disclosures stating that the current versions of our products are "Year 2000 compliant." "Year 2000 compliant" means that software products and systems are able to function properly before, during and after the year 2000 without loss of functionality due to date changes. This assurance assumes that:

- our products are configured and used in accordance with the related documentation;

- the underlying operating system of the host machine for our products and any other software used with or in such host machine are also Year 2000 compliant; and

- all other products, whether hardware, software, or firmware, used with one of our products properly exchange data with it.


        To date, we have not experienced any material adverse affects with respect to our products, material services and supplies from third parties on which we rely, or our internal systems as a result of the Year 2000 problem. We will continue to monitor the operation of our products and internal systems as well as the services and supplies we receive from third parties, to identify any Year 2000 effects that occur in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RealNetworks, Inc. and Subsidiaries

Microsoft Relationship

In June 1997, we entered into a strategic agreement with Microsoft pursuant to which we granted Microsoft a nonexclusive license to certain substantial elements of the source code of our RealAudio/RealVideo Version 4.0 technology and related RealNetworks trademarks for a license fee of $30.0 million. We are recognizing revenue related to the agreement ratably over the three-year term of our ongoing obligations. Microsoft may sublicense its rights to the licensed source code to third parties under certain conditions without further compensation to RealNetworks. Under certain conditions, if we license our source code to a third party, the agreement provides for a partial refund of the license fee paid by Microsoft, based on a declining scale over the three-year term of the agreement.

FACTORS THAT MAY AFFECT OUR BUSINESS, FUTURE OPERATING RESULTS AND FINANCIAL CONDITION

In addition to reviewing other information in this Annual Report, the following factors should be considered in evaluating us and our business before purchasing shares of our common stock.

WE HAVE A LIMITED OPERATING HISTORY, WHICH MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS

We were incorporated in February 1994 and have a limited operating history. We have limited financial results on which you can assess our future success. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by growing companies in new and rapidly evolving markets, such as streaming media software, media delivery systems and electronic commerce.

To address the risks and uncertainties we face, we must:

- establish and maintain broad market acceptance of our products and services and convert that acceptance into direct and indirect sources of revenues;

-       maintain and enhance our brand name;

- continue to timely and successfully develop new products, product features and services and increase the functionality and features of existing products;

-       successfully respond to competition from Microsoft and others; and

- develop and maintain strategic relationships to enhance the distribution, features and utility of our products and services.

        Our business strategy may be unsuccessful and we may be unable to address the risks we face in a cost-effective manner, if at all. Our inability to successfully address these risks will harm our business.

WE HAVE A HISTORY OF LOSSES AND MAY NOT MAINTAIN PROFITABILITY

We have incurred significant losses since our inception and we may never sustain or increase profitability. As of December 31, 1999, we had an accumulated deficit of approximately $34.9 million. We devote significant resources to developing, enhancing, selling and marketing our products and services. As a result, we will need to generate significant revenues to maintain profitability. While we had net income in 1999, we may not continue our historical growth or generate sufficient revenues to sustain or increase profitability on a quarterly or annual basis in the future.

OUR OPERATING RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY

As a result of our limited operating history and the rapidly changing nature of the markets in which we compete, our quarterly and annual revenues and operating results are likely to fluctuate from period to period. These fluctuations may be caused by a number of factors, many of which are beyond our control. These factors include the following, as well as others discussed elsewhere in this section:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RealNetworks, Inc. and Subsidiaries

- how and when we introduce new products and services and enhance our existing products and services;

- our ability to retain existing customers, attract new customers and satisfy our customers' demands;

-       the timing and success of our brand-building and marketing campaigns;

-       our ability to establish and maintain strategic relationships;

-       our ability to attract, train and retain key personnel;

-       the demand for Internet advertising and sponsorships;

-       the emergence and success of new and existing competition;

- varying operating costs and capital expenditures related to the expansion of our business operations and infrastructure, domestically and internationally, including the hiring of new employees;

- technical difficulties with our products, system downtime, system failures or interruptions in Internet access;

- costs and effects related to the acquisition of businesses or technology and related integration; and

-       costs of litigation and intellectual property protection.

        In addition, because the market for our products and services is relatively new and rapidly changing, it is difficult to predict future financial results. Our research and development and sales and marketing efforts, and business expenditures generally, are partially based on predictions regarding certain developments for media delivery. To the extent that these predictions prove inaccurate, our revenues and operating expenses may fluctuate.

        For these reasons, you should not rely on period-to-period comparisons of our financial results as indications of future results. Our future operating results could fall below the expectations of public market analysts or investors and significantly reduce the market price of our common stock. Fluctuations in our operating results will likely increase the volatility of our stock price.

WE MAY BE UNABLE TO SUCCESSFULLY COMPETE WITH MICROSOFT AND OTHER COMPANIES IN THE MEDIA DELIVERY MARKET

The market for software and services for media delivery over the Internet is relatively new, constantly changing and intensely competitive. As media delivery evolves into a central component of the Internet experience, more companies are entering the market for, and expending increasing resources to develop, media delivery software and services. We expect that competition will continue to intensify. Negative competitive developments could hurt our business and the trading price of our stock.

        Many of our current and potential competitors have longer operating histories, greater name recognition, more employees and significantly greater financial, technical, marketing, public relations and distribution resources than we do. In addition, new competitors with potentially unique or more desirable products or services are entering the market all the time. The competitive environment may require us to make changes in our products, pricing, licensing, services or marketing to maintain and extend our current brand and technology franchise. Price concessions or the emergence of other pricing or distribution strategies of competitors may diminish our revenues, impact our margins or lead to a reduction in our market share, any of which will harm our business.

        We believe that the primary competitive factors in the media delivery market include:

-       the quality and reliability of the overall media delivery solution;

- access to distribution channels necessary to achieve broad distribution and use of products;

- the availability of content for delivery over the Internet and access to necessary intellectual property rights;

- the ability to license or develop and support secure formats for digital media delivery, particularly music and video;

- the ability to license and support popular and emerging media formats for digital media delivery, particularly music and video, in a market where competitors may control the intellectual property rights for these formats;

- the size of the active audience for streaming and digital media and its appeal to content providers and advertisers;

-       features for creating, editing and adapting content for the Internet;

-       ease of use and interactive user features in products;

-       ease of finding and accessing content over the Internet;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RealNetworks, Inc. and Subsidiaries

- scalability of streaming media and media delivery technology and cost per user;

-       pricing and licensing terms;

-       compatibility with new and existing media formats;

- compatibility with the user's existing network components and software systems; and

- challenges caused by bandwidth constraints and other limitations of the Internet infrastructure.

        Our failure to adequately address any of the above factors could harm our business strategy and operating results.

        Microsoft is a principal competitor in the development and distribution of streaming media and media distribution technology. Microsoft currently competes with us in the market for streaming media server and player software and has announced its intent to compete in the market for digital distribution of media. Microsoft's commitment to and presence in the media delivery industry has increased and Microsoft will continue to increase competitive pressure in the overall market for streaming media and media distribution.

        Microsoft distributes its competing streaming media server and tools products by bundling them with its Windows NT servers at no additional charge and by making them available for download from its website for free. While we also provide free downloads of certain of our products, including players, servers and tools, Microsoft's practices have caused, and may continue to cause, pricing pressure on our products. These practices have led in some cases, and could continue to lead to, longer sales cycles, decreased sales, loss of existing customers and reduced market share. In addition, we believe that Microsoft has used and may continue to use its monopoly position in the computer industry and its financial resources to secure preferential or exclusive distribution and bundling contracts for its streaming media products with third parties such as Internet service providers (ISPs), online service providers, content providers, entertainment companies, media companies, broadcasters, value added resellers (VARs) and original equipment manufacturers (OEMs), including third parties with whom we have relationships. In addition, Microsoft has invested significant sums of money in certain of our current and potential customers, and we expect this trend to continue, which may cause such customers to stop using or reduce their use of our products and services. Such arrangements, together with Microsoft's aggressive marketing of Windows NT and of its streaming media products, may reduce our share of the streaming media market.

        Microsoft's Windows Media Player competes with our RealPlayer products. The Windows Media Player is available for download from Microsoft's website for free, and is bundled by Microsoft with its Windows 98 operating system and with its Web browser, Internet Explorer. In addition, Microsoft has bundled certain audio capabilities into a radio toolkit for Internet Explorer 5.0, its latest Web browser. Internet Explorer 5.0 includes Web Events, which provides links to multimedia content on the Internet, especially content in Microsoft's streaming or digital media formats. We expect the Windows Media Player to be bundled with new versions of Windows to be released this year. We expect that by leveraging its monopoly position in operating systems and tying streaming or digital media into its operating system and its browser, Microsoft will distribute substantially more copies of the Windows Media Player in the future than it has in the past and may be able to attract more users to its streaming or digital media products. Currently, our RealPlayer has a high degree of market penetration: we have over 95 million unique registered users and estimate that more than 85% of all streaming media Web pages use our technology. Our market position will be difficult to sustain, particularly in light of Microsoft's efforts and dominant position in operating systems. In addition, Microsoft has invested in certain digital distribution technologies that compete with RealJukebox, such as the MusicMatch Jukebox. Microsoft bundles the MusicMatch Jukebox with the Microsoft Windows 98 Second Edition operating system. The MusicMatch Jukebox supports the Windows Media format, but not RealSystem G2 formats. We also expect Microsoft to develop its own jukebox product or bundle jukebox capabilities into the Windows Media Player. Microsoft also supports and promotes other third party products competitive to our products. We expect Microsoft and other competitors to devote significantly greater resources to product development in the jukebox and digital media categories. In addition, it may be difficult or impossible for us to license the Windows Media formats and other popular third party codec technology for use in our RealPlayer and RealJukebox products on terms equivalent to those offered to our competitors who do support the Windows Media format, which may harm the demand for and market for the RealPlayer and RealJukebox products.

        In addition, Microsoft competes with us to attract broadcasters of high quality or popular content to promote and deliver such content in Microsoft's formats, in some cases on an exclusive or preferential basis. We believe that Microsoft's commitment to and presence in the media delivery industry has increased and that Microsoft will continue to increase competitive pressure in the overall market for streaming media and media distribution.

        In addition to Microsoft, we face increasing competition from other companies that are developing and marketing streaming media products. Apple Computer offers the QuickTime streaming media technology, including a free

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RealNetworks, Inc. and Subsidiaries

        media player and a free streaming media server, and has made available free source code to the server under the conditions of Apple Computer's end user license agreement. We expect that Apple Computer will devote more resources to developing and marketing streaming media systems, and will seek to compete more vigorously with us in the marketplace. Other competitors include, but are not limited to, Cisco Systems/Precept Software, PictureTel/Starlight Networks and Oracle Corporation. Companies such as AOL and Yahoo! and many smaller competitors offer various products that compete with other player and jukebox products. As more companies enter the market with products that compete with our servers, players and tools, the competitive landscape could change rapidly to our disadvantage.

        We do not believe that clear standards have emerged with respect to non-PC wireless and cable-based systems. Likewise, no one company has gained a dominant position in the mobile device market. However, certain products and services in these markets support our technology, and certain support our competitors' technology, especially Microsoft, which can use its monopoly position in the operating system business and other financial resources to gain access to these markets, potentially to the exclusion of us. Other companies' products and services or new standards may emerge in any of these areas, which could reduce demand for our products or render them obsolete.

        In addition, our streaming media and media delivery products face competition from "fast download" media delivery technologies such as AVI, QuickTime and MP3. Other fast download or non-streaming IP-based content distribution methods are likely to emerge and could compete with our products and services, which could harm our business.

WE MAY BE UNABLE TO SUCCESSFULLY COMPETE IN OTHER PARTS OF OUR BUSINESS
        Media Hosting. Our media hosting service, the Real Broadcast Network, competes with a variety of companies that provide streaming media hosting services. These companies include Yahoo! Broadcast Services (formerly Broadcast.com), Akamai/Intervu and emerging broadcast networks such as CMGI's Magnitude Network, Enron Communications, GlobalMedia and Microcast. We may not establish or sustain our competitive position in this market segment. Some media hosting competitors are also customers on whom we rely to help drive product download traffic to our website through their broadcast events. We also sell servers and tools to companies that compete with Real Broadcast Network. As our relationship becomes more competitive, such companies may choose to purchase less or more of our products or services. Microsoft does not currently offer its own media hosting services, but it does own investments in competitive hosting services and it encourages customers who use Microsoft technology to use hosting services that compete with Real Broadcast Network.

        Website Destinations, Content and Advertising. While Internet advertising revenues across the industry continue to grow, the number of websites competing for advertising revenues is also growing. Our websites, including Real.com, RealNetworks.com, Film.com and LiveConcerts.com, compete for user traffic and Internet advertising revenues with a wide variety of websites, Internet portals and ISPs. In particular, aggregators of audio, video and other media, such as Yahoo! Broadcast Services and Microsoft's Web Events, compete with our RealGuide. We also compete with traditional media such as television, radio and print for a share of advertisers' total advertising budgets. Our advertising sales force and infrastructure are still in early stages of development relative to those of our competitors. We cannot be certain that advertisers will place advertising with us or that revenues derived from such advertising will be meaningful. If we lose advertising customers, fail to attract new customers, are forced to reduce advertising rates or otherwise modify our rate structure to retain or attract customers, or if we lose website traffic, our business could be harmed.

        Electronic Commerce. The electronic commerce features of our websites compete with a variety of other websites for consumer traffic. To compete successfully in the electronic commerce market, we must attract sufficient traffic to our websites by offering high-quality, competitively priced, desirable merchandise in a compelling, easy-to-purchase format. In addition, we must successfully leverage our existing user base to develop the market for our products and services. We may not compete successfully in the growing and rapidly changing market for electronic commerce. Our failure to do so could harm our business.

Increased competition may result in price reductions, reduced margins, loss of customers, and a change in our business and marketing strategies, any of which could harm our business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RealNetworks, Inc. and Subsidiaries

WE MAY NOT BE SUCCESSFUL IN THE MARKET FOR DOWNLOADABLE MEDIA AND LOCAL MEDIA DELIVERY

In May 1999, we announced the RealSystem MP, a digital music architecture enabling integration with a wide range of Internet services and hardware devices. In May 1999, we released RealJukebox, our client software based on the RealSystem MP. These products represent an extension of our business into downloadable media and local media delivery, which is a substantial evolution from our historical focus on streaming media products and services. We do not yet know whether there is a sustainable market for products such as RealSystem MP and RealJukebox. Even if that market exists, we may be unable to develop a revenue model or sufficient demand to take advantage of the market opportunity.

        While over 25 million copies of RealJukebox have been downloaded since its beta release on May 3, 1999, and over 250,000 copies of RealJukebox Plus have been sold since its introduction in September 1999, it is too soon to determine if RealJukebox will be widely received in the marketplace. There are now a number of competitive products on the market that offer certain of the features that RealJukebox offers. These products include WinAmp Player, MusicMatch Jukebox, Liquid Audio Player and a2b Player. In addition, given the size and importance of the general market for music distribution, competitors will likely release products that directly compete with RealJukebox, which could harm our business. Even if RealJukebox achieves widespread market acceptance, it may not achieve a high level of use, which would lead to a low rate of upgrade sales and electronic commerce opportunities. Our inability to achieve widespread acceptance for RealSystem MP and RealJukebox or to create new revenue streams from new market segments could harm our business.

        RealJukebox supports a variety of audio formats, including RealAudio G2, MP3, Liquid Audio, Mjuice, Windows Media Audio, IBM's EMMS, and a2b. However, technical formats and consumer preferences evolve very rapidly, and we may be unable to adequately address consumer preferences or fulfill the market demand to the extent it exists.

        We have had long-term relationships with recording companies, including major record labels, many of which offer their streaming content in our formats. However, recording companies, including those with whom we have a relationship, may be uncomfortable with some features of RealJukebox. As a result, some record companies may decide to withhold content from RealJukebox, or refrain from or delay participating in promotional opportunities with respect to RealJukebox.

        RealJukebox is intended to allow users of the product to acquire, record, play back and manage music for their personal use. It is possible for a user of RealJukebox to elect not to use the copyright-protection features it contains and then violate the intellectual property rights of artists and recording companies by engaging in an unauthorized distribution of music. The laws governing the recording, distribution and performance of digital music are new and largely untested. While we believe we have developed RealJukebox to comply with U.S. copyright laws, a court may find us in violation of these laws. Similar action or other litigation in the United States or abroad directed at us could harm our business, even if such litigation were entirely without merit. In addition, we may be required to pay royalties associated with the digital distribution and performance of music, which could adversely impact our financial results.

WE MAY NOT SUCCESSFULLY DEVELOP NEW PRODUCTS AND SERVICES

Our growth depends on our ability to continue to develop leading edge media delivery and digital distribution products and services. Our business and operating results would be harmed if we fail to develop products and services that achieve widespread market acceptance or that fail to generate significant revenues to offset development costs. We may not timely and successfully identify, develop and market new product and service opportunities. If we introduce new products and services, they may not attain broad market acceptance or contribute meaningfully to our revenues or profitability.

        Because the markets for our products and services are rapidly changing, we must develop new offerings quickly. We have experienced development delays and cost overruns in our development efforts in the past and we may encounter such problems in the future. Delays and cost overruns could affect our ability to respond to technolog-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RealNetworks, Inc. and Subsidiaries

ical changes, evolving industry standards, competitive developments or customer requirements. Our products also may contain undetected errors that could cause increased development costs, loss of revenues, adverse publicity, reduced market acceptance of the products or lawsuits by customers.

POTENTIAL ACQUISITIONS INVOLVE RISKS WE MAY NOT ADEQUATELY ADDRESS

The failure to adequately address the financial and operational risks raised by acquisitions of technology and businesses could harm our business. We have acquired complementary technologies and businesses in the past, and intend to do so in the future. Financial risks related to acquisitions include:

-       potentially dilutive issuances of equity securities;

-       use of cash resources;

-       the incurrence of additional debt and contingent liabilities;

-       large write-offs; and

-       amortization expenses related to goodwill and other intangible assets.

        Acquisitions also involve operational risks, including:

- difficulties in assimilating the operations, products, technology, information systems and personnel of the acquired company;

-       diversion of management's attention from other business concerns;

- impairment of relationships with our employees, affiliates, advertisers and content providers;

- inability to maintain uniform standards, controls, procedures and policies;

-       the assumption of known and unknown liabilities of the acquired company;

-       entrance into markets in which we have no direct prior experience; and

-       loss of key employees of the acquired company.

        In August 1999, we acquired Xing Technology Corporation, an MP3 software developer, in a transaction that was accounted for as a pooling of interests. We may not be able to account for future acquisitions as a pooling of interests, which could result in the future incurrence of substantial expenses relating to the amortization of goodwill. In January 2000, we acquired NetZip, Inc., a developer and marketer of download management software, in a transaction that was accounted for using the purchase method of accounting. The NetZip transaction poses particular integration risks because NetZip has been based in Atlanta, Georgia, and we plan to relocate its operations to Seattle, Washington. We may not adequately integrate these or any future acquisitions.

WE RELY ON CONTENT PROVIDED BY THIRD PARTIES TO INCREASE MARKET ACCEPTANCE OF OUR PRODUCTS

If third parties do not develop or offer compelling content to be delivered over the Internet, our business will be harmed and our products may not achieve or sustain broad market acceptance. We rely on third-party content providers, such as radio and television stations, record labels, media companies, websites and other companies, to develop and offer content in our formats that can be delivered using our server products and played back using our player products. While we have a number of short-term agreements with third parties to provide content from their websites in our formats, most third parties are not obligated to develop or offer content using our technology. In addition, some third parties have entered into and may in the future enter into agreements with our competitors, principally Microsoft, to develop or offer all or a substantial portion of their content in our competitors' formats. Microsoft has more resources to secure preferential and even exclusive relationships with content providers. There could be less demand for and use of our products if Microsoft or another competitor were to secure preferential or exclusive relationships with the leading broadcasters, record companies or websites. We cannot guarantee that third-party content providers will continue to rely on our technology or offer compelling content in our formats to encourage and sustain broad market acceptance of our products. Their failure to do so would harm our business.

        As we move into the market for digital distribution of media and local media playback, our success depends on the availability of third-party content, especially music, that users of our RealJukebox product can lawfully and easily access, record and play back. Our product may not achieve or sustain market acceptance if third parties are

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

REALNETWORKS, Inc. and Subsidiaries

unwilling to offer their content for free download or purchase by users of RealJukebox. Current concerns regarding the secure distribution of music over the Internet are causing content owners to delay or refuse to make content available for distribution. Competitors could secure exclusive distribution relationships with such content providers, which would harm our business.


THE RATE STRUCTURE OF SOME OF OUR ADVERTISING AND SPONSORSHIP ARRANGEMENTS SUBJECTS US TO FINANCIAL RISK.

We generate advertising revenues in part through sponsored services and placements by third parties in our products and on our websites, in addition to banner advertising. We may receive sponsorship fees or a portion of transaction revenues in return for minimum levels of user impressions to be provided by us. These arrangements expose us to potentially significant financial risks in the event our usage levels decrease, including the following:

-       the fees we are entitled to receive may be adjusted downwards;

- we may be required to "make good" on our obligations by providing alternative services;

-       the sponsors may not renew the agreements or may renew at lower rates;
        and

- the arrangements may not generate anticipated levels of shared transaction revenues, or sponsors may default on the payment commitments in such agreements.

        Accordingly, any leveling off or decrease of our user base or the failure to generate anticipated levels of shared transaction revenues could result in a meaningful decrease in our revenue levels.

WE DEPEND ON KEY PERSONNEL WHO MAY NOT CONTINUE TO WORK FOR US

Our success substantially depends on the continued employment of our executive officers and key employees, particularly Robert Glaser, our chairman of the board and chief executive officer. The loss of the services of Mr. Glaser or any of our other executive officers or key employees could harm our business. Each of these individuals has acquired specialized knowledge and skills with respect to RealNetworks and its operations. As a result, if any of these individuals were to leave RealNetworks, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor obtains the necessary training and experience. Several of our personnel have reached or will soon reach the five-year anniversary of their RealNetworks hiring date and, as a result, will have become or will shortly become fully vested in their initial stock option grants. While management personnel are typically granted additional stock options, which will usually vest over a period of five years, subsequent to their hire date to provide additional incentive to remain at RealNetworks, the initial option grant is typically the largest and an employee may be more likely to leave our employ upon completion of the vesting period for the initial option grant. None of our executive officers has a contract that guarantees employment. Other than the $2 million insurance policy on the life of Mr. Glaser, we do not maintain "key person" life insurance policies. If we do not succeed in retaining and motivating existing personnel, our business could be harmed.

OUR FAILURE TO ATTRACT, TRAIN OR RETAIN HIGHLY QUALIFIED PERSONNEL COULD HARM OUR BUSINESS

Our success also depends on our ability to attract, train and retain qualified personnel, specifically those with management and product development skills. In particular, we must hire additional skilled software engineers to further our research and development efforts. At times, we have experienced difficulties in hiring personnel with the right training or experience, particularly in technical areas. Competition for qualified personnel is intense, particularly in high-technology centers such as the Pacific Northwest, where our corporate headquarters are located. In making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of stock options they may receive in connection with their employment. As a result of recent volatility in our stock price, we may be disadvantaged in competing with companies that have not experienced similar volatility or that have not yet sold their stock publicly. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business could be harmed.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

REALNETWORKS, Inc. and Subsidiaries

WE MAY NOT SUCCESSFULLY MANAGE OUR GROWTH

We cannot successfully implement our business model if we fail to manage our growth. We have rapidly and significantly expanded our operations domestically and internationally and anticipate further expansion to take advantage of market opportunities. We have increased the number of our full- time employees from 325 on January 1, 1998 to 648 on December 31, 1999. Managing this substantial expansion has placed a significant strain on our management, operational and financial resources. If our growth continues, we will need to continue to improve our financial and managerial control and reporting systems and procedures.

        We are in the process of implementing new management information software systems. This will affect many aspects of our business, including our accounting, operations, electronic commerce, customer service, purchasing, sales and marketing functions. The purchase, implementation and testing of these systems have resulted, and will result, in significant capital expenditures and could disrupt our day-to-day operations. If these systems are not implemented as expected, our ability to provide products and services to our customers on a timely basis will suffer and delays in the recording and reporting of our operating results could occur.

THE GROWTH OF OUR BUSINESS DEPENDS ON THE INCREASED USE OF THE INTERNET FOR COMMUNICATIONS, ELECTRONIC COMMERCE AND ADVERTISING

The growth of our business depends on the continued growth of the Internet as a medium for communications, electronic commerce and advertising. Our business will be harmed if Internet usage does not continue to grow, particularly as a source of media information and entertainment and as a vehicle for commerce in goods and services. Our success also depends on the efforts of third parties to develop the infrastructure and complementary products and services necessary to maintain and expand the Internet as a viable commercial medium. The Internet may not be accepted as a viable commercial medium for broadcasting multimedia content or media delivery for a number of reasons, including:

- potentially inadequate development of the necessary infrastructure to accommodate growth in the number of users and Internet traffic;

- lack of acceptance of the Internet as a medium for distributing streaming media content or for media delivery;

-       unavailability of compelling multimedia content;

-       inadequate commercial support for Web-based advertising; and

- delays in the development or adoption of new technological standards and protocols or increased governmental regulation, which could inhibit the growth and use of the Internet.

        In addition, we believe that other Internet-related issues, such as security, reliability, cost, ease of use and quality of service, remain largely unresolved and may affect the amount of business that is conducted over the Internet.

        If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by such growth, specifically the demands of delivering high-quality media content. As a result, its performance and reliability may decline. In addition, websites have experienced interruptions in service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays occur frequently in the future, Internet usage, as well as the usage of our products, services and websites, could grow more slowly or decline.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RealNetworks, Inc. and Subsidiaries

CHANGES IN NETWORK INFRASTRUCTURE, TRANSMISSION METHODS AND BROADBAND TECHNOLOGIES POSE RISKS TO OUR BUSINESS

We believe that increased Internet use may depend on the availability of greater bandwidth or data transmission speeds (also known as broadband transmission). If broadband access becomes widely available, we believe it presents both a substantial opportunity and a significant business challenge for us. Internet access through cable television set-top boxes, digital subscriber lines or wireless connections could dramatically reduce the demand for our products and services by utilizing alternate technology that more efficiently transmits data. This could harm our business as currently conducted.

        Development of products and services for a broadband transmission infrastructure involves a number of additional risks, including:

-       changes in content delivery methods and protocols;

- the availability of compelling content that takes advantage of broadband access and helps drive market acceptance of our products and services;

- the emergence of new competitors, such as traditional broadcast and cable television companies, which have significant control over access to content, substantial resources and established relationships with media providers;

- the development of relationships by our current competitors with companies that have significant access to or control over the broadband transmission infrastructure or content;

- the need to establish new relationships with non-PC based providers of broadband access, such as providers of television set-top boxes and cable television, some of which may compete with us; and

- the general risks of new product and service development, including the challenges to develop error-free products and enhancements, develop compelling services and achieve market acceptance for these products and services.

        We depend on the efforts of third parties to develop and provide a successful infrastructure for broadband transmission. Even if broadband access becomes widely available, heavy use of the Internet may negatively impact the quality of media delivered through broadband connections. If these third parties experience delays or difficulties establishing a widespread broadband transmission infrastructure or if heavy usage limits the broadband experience, the release of our broadband products and services could be delayed. Even if a broadband transmission infrastructure is developed for widespread use, our products and services may not achieve market acceptance or generate sufficient revenues to offset our development costs.

WE COULD LOSE STRATEGIC RELATIONSHIPS THAT ARE ESSENTIAL TO OUR BUSINESS

The loss of certain current strategic relationships or key licensing arrangements, the inability to find other strategic partners or the failure of our existing relationships to achieve meaningful positive results for us could harm our business. We rely in part on strategic relationships to help us:

-       increase adoption of our products through distribution arrangements;

- increase the amount and availability of compelling media content on the Internet to help boost demand for our products and services;

-       enhance our brand;

-       expand the range of commercial activities based on our technology;

- expand the distribution of our streaming media content without a degradation in fidelity; and

-       increase the performance and utility of our products and services.

        We would be unable to accomplish many of these goals without the assistance of third parties. We anticipate that the efforts of our strategic partners will become more important as the multimedia experience over the Internet matures. For example, we may become more reliant on strategic partners to provide multimedia content, provide more secure and easy-to-use electronic commerce solutions and build out the necessary infrastructure for media delivery. We may not be successful in forming strategic relationships. In addition, the efforts of our strategic partners may be unsuccessful. Furthermore, these strategic relationships may be terminated before we realize any benefit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RealNetworks, Inc. and Subsidiaries

OUR INDUSTRY IS EXPERIENCING CONSOLIDATION THAT MAY INTENSIFY COMPETITION

The Internet industry has recently experienced substantial consolidation and a proliferation of strategic transactions. We expect this consolidation and strategic partnering to continue. Acquisitions or strategic relationships could harm us in a number of ways. For example:

- competitors could acquire or enter into relationships with companies with which we have strategic relationships and discontinue our relationship, resulting in the loss of distribution opportunities for our products and services or the loss of certain enhancements or value-added features to our products and services;

- competitors could obtain exclusive access to desirable multimedia content and prevent that content from being available in our formats, thus decreasing the use of our products and services to distribute and experience the content that audiences most desire, and hurting our ability to attract advertisers to our websites and product offerings;

- a competitor could be acquired by a party with significant resources and experience that could increase the ability of the competitor to compete with our products and services; and

- other companies with related interests could combine to form new, formidable competition, which could preclude us from obtaining access to certain markets or content, or which could dramatically change the market for our products and services.

        Announcements and consolidations that could affect our business include:

- Microsoft's strategic investments in broadband initiatives, including its $5 billion investment in AT&T;

- AT&T's acquisition of TCI and its proposed acquisition of MediaOne Communications;

-       At Home's acquisition of Excite;

-       Yahoo!'s acquisitions of Broadcast.com and GeoCities;

- The Walt Disney Company's combination of its Internet assets with, and acquisition of a majority ownership of, Infoseek, to create a single business called Go.com;

- NBC's merger of its Internet assets with XOOM.com, Inc. and Snap.com, a subsidiary of CNET;

- AOL's recent announcement that it intends to acquire Time-Warner, and Time-Warner's announcement that it intends to form a joint venture with EMI Music; and

-       Akamai's recent announcement of its planned acquisition of Intervu.

OUR BUSINESS WILL SUFFER IF OUR SYSTEMS FAIL OR BECOME UNAVAILABLE

A reduction in the performance, reliability and availability of our websites and network infrastructure will harm our ability to distribute our products and services to our users, as well as our reputation and ability to attract and retain users, customers, advertisers and content providers. Our revenues depend in large part on the number of users that download our products from our websites and access the content services on our websites. Our systems and operations are susceptible to, and could be damaged or interrupted by outages caused by fire, flood, power loss, telecommunications failure, Internet breakdown, earthquake and similar events. Our systems are also subject to computer viruses, break-ins, "denial of service" attacks, sabotage, intentional acts of vandalism and tampering designed to disrupt our computer systems, websites and network communications. Our computer and communications infrastructure is located at a single leased facility in Seattle, Washington. We do not have fully redundant systems or a formal disaster recovery plan, and we do not carry adequate business interruption insurance to compensate us for losses that may occur from a system outage.

        Our electronic commerce and digital distribution activities are managed by sophisticated software and computer systems. We may encounter delays in developing these systems, and the systems may contain undetected errors that could cause system failures. Any system error or failure that causes interruption in availability of products or

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RealNetworks, Inc. and Subsidiaries

content or an increase in response time could result in a loss of potential or existing business services customers, users, advertisers or content providers. If we suffer sustained or repeated interruptions, our products, services and websites could be less attractive to such entities or individuals and our business would be harmed.

        A sudden and significant increase in traffic on our websites could strain the capacity of the software, hardware and telecommunications systems that we deploy or use. This could lead to slower response times or system failures. Our operations also depend on receipt of timely feeds from our content providers, and any failure or delay in the transmission or receipt of such feeds could disrupt our operations. We depend on Web browsers, ISPs and online service providers to provide Internet users access to our websites. Many of these providers have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. In addition, certain ISPs have temporarily interrupted our website operations in response to the heavy volume of e-mail transmission we generate and send to our large user base. These types of interruptions could continue or increase in the future.

OUR NETWORK IS SUBJECT TO SECURITY RISKS THAT COULD HARM OUR REPUTATION AND EXPOSE US TO LITIGATION OR LIABILITY

Online commerce and communications depend on the ability to transmit confidential information securely over public networks. Any compromise of our ability to transmit confidential information securely, and costs associated with preventing or eliminating any problems, could harm our business. Online transmissions are subject to a number of security risks, including:

- our own or licensed encryption and authentication technology may be compromised, breached or otherwise be insufficient to ensure the security of customer information;

- we could experience unauthorized access, computer viruses, system interference or destruction, "denial of service" attacks and other disruptive problems, whether intentional or accidental, that may inhibit or prevent access to our websites or use of our products and services;

- a third party could circumvent our security measures and misappropriate our, our partners' and our customer's proprietary information or interrupt operations; and

-       credit card companies could restrict online credit card transactions.

        The occurrence of any of these or similar events could damage our reputation and expose us to litigation or liability. In February 2000, many commercial and governmental websites were the subject of intentional denial of service attacks designed to disrupt or disable the operation of such websites. We may also be required to expend significant capital or other resources to protect against the threat of security breaches or hacker attacks or to alleviate problems caused by such breaches or attacks.

OUR INTERNATIONAL OPERATIONS INVOLVE RISKS

We operate subsidiaries in Australia, England, France, Germany, Japan, Mexico, Brazil and Hong Kong, and market and sell products in several other countries. For the year ended December 31, 1999, approximately 23% of our revenues, excluding revenues derived from our license agreement with Microsoft, were derived from international operations.

         We have also entered into joint ventures internationally. A key part of our strategy is to develop localized products and services in international markets. To date, we have only limited experience in developing localized versions of our products and marketing and operating our products and services internationally and we rely on the efforts and abilities of our foreign business partners in such activities. International markets we have selected may not develop at a rate that supports our level of investment. In particular, international markets typically have been slower in adoption of the Internet as an advertising and commerce medium. In addition to uncertainty about our ability to continue to generate revenues from our foreign operations and expand our international presence, there

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RealNetworks, Inc. and Subsidiaries

are certain risks inherent in doing business on an international level. We are subject to the normal risks of doing business internationally, as well as risks specific to Internet-based companies in foreign markets. These risks include:

- delays in the development of the Internet as a broadcast, advertising and commerce medium in international markets;

- difficulties in managing operations due to distance, language and cultural differences, including issues associated with establishing management systems infrastructures in individual markets;

-       unexpected changes in regulatory requirements;

- export and import restrictions, including those restricting the use of encryption technology;

-       tariffs and trade barriers and limitations on fund transfers;

-       difficulties in staffing and managing foreign operations;

-       longer payment cycles and problems in collecting accounts receivable;

-       potential adverse tax consequences;

-       exchange rate fluctuations;

- increased risk of piracy and limits on our ability to enforce our intellectual property rights; and

-       other legal and political risks.

        Any of these factors could harm our business. We do not currently hedge our foreign currency exposures.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS

Our inability to protect our proprietary rights, and the costs of doing so, could harm our business. Our success and ability to compete partly depend on the superiority, uniqueness or value of our technology, including both internally developed technology and technology licensed from third parties. To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. Despite our efforts to protect our proprietary rights, unauthorized parties may copy or infringe aspects of our technology, products, services or trademarks, or obtain and use information we regard as proprietary. Our proprietary rights may be especially difficult to protect in foreign countries, where unrelated third parties may have registered our domain names and trademarks under their own names in an attempt to prevent us from using the domain names and trademarks in those countries without paying them a significant sum of money. This could prevent us from using our valuable brands in those countries, and reduce the value of our intellectual property. In addition, others may independently develop technologies that are similar or superior to ours, which could reduce the value of our intellectual property.

        As of January 31, 2000, we had 29 registered U.S. trademarks or service marks, and had applications pending for an additional 45 U.S. trademarks. We also have several unregistered trademarks. In addition, RealNetworks has several foreign trademark registrations and pending applications. Many of our marks begin with the word "Real" (such as RealSystem, RealAudio and RealVideo). We are aware of other companies that use "Real" in their marks alone or in combination with other words, and we do not expect to be able to prevent all third-party uses of the word "Real" for all goods and services. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and effective patent, copyright, trademark and trade secret protection may not be available in such jurisdictions.

        As of January 31, 2000, we had 11 U.S. patents and numerous patent applications on file relating to various aspects of our technology. We are preparing additional patent applications on other features of our technology. Patents with respect to our technology may not be granted and, if granted, may be challenged or invalidated. Issued patents may not provide us with any competitive advantages and may be challenged by third parties. In addition, others could independently develop substantially equivalent intellectual property.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RealNetworks, Inc. and Subsidiaries

        Many of our current and potential competitors dedicate substantially greater resources to protection and enforcement of their intellectual property rights, especially patents. If a blocking patent has issued or issues in the future, we would need to either obtain a license or design around the patent. We may not be able to obtain such a license on acceptable terms, if at all, or design around the patent. As with other software products, our products are susceptible to unauthorized copying and uses that may go undetected, and policing such unauthorized use is difficult.

        To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. These efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology, or may not prevent the development and design by others of products or technologies similar to or competitive with those we develop.

        Companies in the computer industry have frequently resorted to litigation regarding intellectual property rights. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of other parties' proprietary rights. From time to time, other parties' proprietary rights, including patent rights, have come to our attention and on several occasions we have received notice of claims of infringement of other parties' proprietary rights, and we may receive such notices in the future.

        In August 1998, Venson M. Shaw and Steven M. Shaw filed a lawsuit against us and co-defendant Broadcast.com in the United States District Court for the Northern District of Texas - Dallas Division. The plaintiffs allege that we, individually and in combination with Broadcast.com, infringe on a certain patent by making, using, selling and/or offering to sell software products and services directed to media delivery systems for the Internet and corporate intranets. The plaintiffs seek to enjoin us from the alleged infringing activity and to recover damages in an amount no less than a reasonable royalty. We believe the allegations are without merit and intend to vigorously defend ourselves against these claims. However, litigation is inherently uncertain, and we may be unable to successfully defend ourselves against this claim.

        From time to time we receive claims and inquiries from third parties alleging that our internally developed technology or technology we license from third parties may infringe the third parties' proprietary rights. We are now investigating several of such pending claims. We could be required to spend significant amounts of time and money to defend ourselves against such claims. If any of these claims were to prevail, we could be forced to pay damages, comply with injunctions, or stop distributing our products while we re-engineer them or seek licenses to necessary technology, which might not be available on reasonable terms. We could also be subject to claims for indemnification resulting from infringement claims made against our customers and strategic partners, which could increase our defense costs and potential damages. Any of these events could harm our business.


WE ARE SUBJECT TO RISKS ASSOCIATED WITH GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES

Few existing laws or regulations specifically apply to the Internet, other than laws and regulations generally applicable to businesses. Certain U.S. export controls and import controls of other countries, including controls on the use of encryption technologies, may apply to our products. However, it is likely that a number of laws and regulations may be adopted in the United States and other countries with respect to the Internet. These laws may relate to areas such as content issues (such as obscenity, indecency and defamation), copyright and other intellectual property rights, encryption, use of key escrow data, caching of content by server products, electronic authentication or "digital signatures," personal privacy, advertising, taxation, electronic commerce liability, e-mail, network and information security and the convergence of traditional communication services with Internet communications, including the future availability of broadband transmission capability. Other countries and political organizations are likely to impose or favor more and different regulation than that which has been proposed in the United States, thus furthering the complexity of regulation. In addition, state and local governments may impose regulations in addition to, inconsistent with, or stricter than federal regulations. The adoption of such laws or regulations, and uncertainties associated with their validity and enforcement, may affect the available distribution channels for and costs associated with our products and services, and may affect the growth of the Internet. Such laws or regulations may therefore harm our business.

We do not know for certain how existing laws governing issues such as property ownership, copyright and other intellectual property issues, taxation, illegal or obscene content, retransmission of media, and personal privacy and data protection apply to the Internet. The vast majority of such laws were adopted before the advent of the Internet

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RealNetworks, Inc. and Subsidiaries

and related technologies and do not address the unique issues associated with the Internet and related technologies. Most of the laws that relate to the Internet have not yet been interpreted. Changes to or the interpretation of these laws could:

-       limit the growth of the Internet;

- create uncertainty in the marketplace that could reduce demand for our products and services;

-       increase our cost of doing business;

- expose us to significant liabilities associated with content available on our websites or distributed or accessed through our products or services, and with our provision of products and services, and with the features or performance of our products and websites;

- lead to increased product development costs, or otherwise harm our business; or

- decrease the rate of growth of our user base and limit our ability to effectively communicate with and market to our user base.

        On October 28, 1998, the Digital Millennium Copyright Act (DMCA) was enacted. The DMCA includes statutory licenses for the performance of sound recordings and for the making of recordings to facilitate transmissions. Under these statutory licenses, we and our broadcast customers will be required to pay licensing fees for sound recordings we deliver in original and archived programming and through retransmissions of radio broadcasts. The DMCA does not specify the rate and terms of the licenses, which will be determined either through voluntary inter-industry negotiations or arbitration. We will soon engage in arbitration with the Recording Industry Association of America to determine what, if any, licensee fee should be paid. Depending on the rates and terms adopted for the statutory licenses, our business could be harmed both by increasing our own cost of doing business, as well as by increasing the cost of doing business for our customers.

        The Child Online Protection Act and the Child Online Privacy Protection Act (COPPA) were enacted in October 1998. The COPPA impose civil and criminal penalties on persons distributing material harmful to minors (e.g., obscene material) over the Internet to persons under the age of 17, or collecting personal information from children under the age of 13. We do not knowingly collect and disclose personal information from such minors. The manner in which the COPPA may be interpreted and enforced cannot be fully determined, and future legislation similar to the COPPA could subject us to potential liability, which in turn could harm our business. Such laws could also damage the growth of the Internet generally and decrease the demand for our products and services.

WE MAY BE SUBJECT TO MARKET RISK AND LEGAL LIABILITY IN CONNECTION WITH THE DATA COLLECTION CAPABILITIES OF OUR PRODUCTS AND SERVICES

Many of our products are interactive Internet applications that by their very nature require communication between a client and server to operate. To provide better consumer experiences and to operate effectively, our products occasionally send information to servers at RealNetworks. Many of the services we provide also require that a user provides certain information to us. We post privacy policies concerning the use and disclosure of our user data. Any failure by us to comply with our posted privacy policies or the consent order could impact the market for our products and services, subject us to litigation and harm our business.

        Between November 1999 and March 2000, a total of fourteen purported class action lawsuits were filed against us in state and/or federal courts in California, Illinois, Pennsylvania, Washington and Texas. The plaintiffs in federal court in Pennsylvania and in Illinois state court have voluntarily dismissed their lawsuits in response to our motion to compel arbitration of the claims under the terms of our End User License Agreements. The remaining twelve actions, which seek to certify classes of plaintiffs, allege breach of contract, invasion of privacy, deceptive trade practices, negligence, fraud and violation of certain federal and state laws in connection with various communications features of our RealPlayer and RealJukebox products. Plaintiffs are seeking both damages and injunctive relief. We have filed various answers denying the claims and have filed suit in Washington state court to compel the plaintiffs who have filed actions in Texas, California and Illinois state courts to arbitrate their claims as required by our End User License Agreements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RealNetworks, Inc. and Subsidiaries

On February 10, 2000, the federal district court for the Northern District of Illinois granted our motion to stay the court proceedings in that case because the claims are subject to arbitration under our End User License Agreements. Also on that date, the federal Judicial Panel on Multidistrict Litigation transferred all federal cases pending at that time to the federal court in Illinois that has ruled that the claims are arbitrable. Plaintiffs in the transferred federal cases are seeking to overturn the district court's ruling that the claims must be arbitrated. Although we can give no assurance as to the outcome of these lawsuits, we believe the allegations in these actions are without merit, and we intend to vigorously defend ourselves against these claims. If the plaintiffs prevail in their claims, we could be required to pay damages or other penalties, in addition to complying with injunctive relief, which could have a material adverse effect on our operating results.


WE MAY BE SUBJECT TO LEGAL LIABILITY FOR THE PROVISION OF THIRD-PARTY PRODUCTS, SERVICES OR CONTENT

We periodically enter into arrangements to offer third-party products, services, or content under the RealNetworks' brand or via distribution on various RealNetworks' websites or in RealNetworks' products. We may be subject to claims concerning these products, services or content by virtue of our involvement in marketing, branding, broadcasting or providing access to them, even if we do not ourselves host, operate, provide, or provide access to these products, services or content. While our agreements with these parties often provide that we will be indemnified against such liabilities, such indemnification may not be adequate. It is also possible that, if any information provided directly by us contains errors or is otherwise negligently provided to users, third parties could make claims against us, including for defamation, negligence, copyright or trademark infringement, unlawful activity, tort, including personal injury, fraud, or other theories based on the nature and content of information that we provide links to. Investigating and defending any of these types of claims is expensive, even to the extent that the claims do not result in liability.

REALNETWORKS' DIRECTORS AND EXECUTIVE OFFICERS BENEFICIALLY OWN APPROXIMATELY 47.7% OF OUR STOCK; THEIR INTERESTS COULD CONFLICT WITH YOURS; SIGNIFICANT SALES OF STOCK HELD BY THEM COULD HAVE A NEGATIVE EFFECT ON REALNETWORKS' STOCK PRICE; SHAREHOLDERS MAY BE UNABLE TO EXERCISE CONTROL

As of December 31, 1999, our executive officers, directors and affiliated persons beneficially own approximately 47.7% of our common stock. Robert Glaser, our chief executive officer and chairman of the board, beneficially owns approximately 36.4% of our common stock. As a result, our executive officers, directors and affiliated persons will have significant influence to:

-       elect or defeat the election of our directors;

-       amend or prevent amendment of our articles of incorporation or bylaws;

- effect or prevent a merger, sale of assets or other corporate transaction; and

- control the outcome of any other matter submitted to the shareholders for vote.

        As a result of their ownership and positions, our directors and executive officers collectively are able to significantly influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, sales of significant amounts of shares held by RealNetworks' directors and executive officers, or the prospect of these sales, could adversely affect the market price of RealNetworks common stock. Management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of RealNetworks, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RealNetworks, Inc. and Subsidiaries

PROVISIONS OF OUR CHARTER DOCUMENTS, SHAREHOLDER RIGHTS PLAN AND WASHINGTON LAW COULD DISCOURAGE OUR ACQUISITION BY A THIRD PARTY

Our articles of incorporation provide for a strategic transaction committee of the board of directors currently comprised of Messrs. Glaser, Breyer and Kapor. Without the prior approval of this committee, and subject to certain limited exceptions, the board of directors does not have the authority to:

-       adopt a plan of merger;

-       authorize the sale, lease, exchange or mortgage of:

        (A) assets representing more than 50% of the book value of our assets prior to the transaction; or

        (B) any other asset or assets on which our long-term business strategy is substantially dependent;

-       authorize our voluntary dissolution; or

-       take any action that has the effect of any of the above.

        RealNetworks also entered into an agreement providing Mr. Glaser with a direct contractual right to require RealNetworks to abide by and perform all terms of the articles of incorporation with respect to the strategic transactions committee. This agreement also provides that so long as Mr. Glaser owns a specified number of shares, RealNetworks will use its best efforts to cause him to be nominated to, elected to, and not removed from the board of directors. In addition, the articles provide that Mr. Glaser will serve, or will appoint another officer of RealNetworks to serve, as our policy ombudsman, with the exclusive authority to adopt or change our editorial policies as reflected on our websites or in other communications or media in which we have a significant editorial or media voice. The provisions with respect to the authority of the strategic transactions committee and the policy ombudsman may be amended only with the approval of 90% of the shares entitled to vote on an amendment to the articles.

        We have adopted a shareholder rights plan that provides that shares of our common stock have associated preferred stock purchase rights. These rights become exercisable and detachable from the associated common stock only following the acquisition by a person or a group of 15% or more of our outstanding common stock or 10 days following the announcement of a tender or exchange offer for 15% or more of our outstanding common stock. The rights entitle our shareholders, other than the person or entity that has acquired or made an exchange or tender offer for 15% or more of our outstanding common stock, to acquire additional shares of our capital stock at a price equal to one-half of the market price at the time of the event and, in certain circumstances, would allow our shareholders to acquire capital stock in the entity that has acquired or made an exchange or tender offer for 15% or more of our outstanding common stock at a similar discount. The exercise of these rights would make the acquisition of RealNetworks by a third party more expensive to that party and has the effect of discouraging third parties from acquiring our company without the approval of our board of directors, which has the power to redeem these rights and prevent their exercise.

        Washington law imposes restrictions on some transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a "target corporation," with some exceptions, from engaging in certain significant business transactions with an "acquiring person," which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the acquisition. Such prohibited transactions include, among other things:

- a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from the acquiring person;

- termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares; or

- allowing the acquiring person to receive any disproportionate benefit as a shareholder.

        After the five-year period, a "significant business transaction" may occur, as long as it complies with certain "fair price" provisions of the statute. A corporation may not opt out of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of RealNetworks.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RealNetworks, Inc. and Subsidiaries

The foregoing provisions of our charter documents, shareholder rights plan and Washington law, as well as those relating to a classified board of directors and the availability of "blank check" preferred stock, could have the effect of making it more difficult or more expensive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions may therefore have the effect of limiting the price that investors might be willing to pay in the future for our common stock.

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE

The trading price of our common stock has been and is likely to continue to be highly volatile. For example, during the 52-week period ended January 31, 2000, the price of our common stock ranged from $13.25 to $93.00 per share. Our stock price could be subject to wide fluctuations in response to factors such as:

-       actual or anticipated variations in quarterly operating results;

- announcements of technological innovations, new products or services by us or our competitors;

- changes in financial estimates or recommendations by securities analysts;

- the addition or loss of strategic relationships or relationships with our key customers;

- conditions or trends in the Internet, media streaming, media delivery and online commerce markets;

- changes in the market valuations of other Internet, online service or software companies;

- announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

-       legal or regulatory developments;

-       additions or departures of key personnel;

-       sales of our common stock; and

-       general market conditions.

        The historical volatility of our stock price may make it more difficult for you to resell shares when you want at prices you find attractive. Sharp increases in our stock price could have a negative impact on our financial condition.

        In addition, the stock market in general, and the Nasdaq National Market and the market for Internet and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may reduce our stock price, regardless of our operating performance. The trading prices of the stocks of many technology companies are at or near historical highs and reflect price-earnings ratios substantially above historical levels. These trading prices and price-earnings ratios may not be sustained.

WE MAY BE SUBJECT TO ASSESSMENT OF SALES AND OTHER TAXES FOR THE SALE OF OUR PRODUCTS, LICENSE OF TECHNOLOGY OR PROVISION OF SERVICES

We may have to pay past sales or other taxes that we have not collected from our customers. We do not currently collect sales or other taxes on the sale of our products, license of technology or provision of services in states and countries other than those in which we have offices or employees.

        In October 1998, the Internet Tax Freedom Act (ITFA) was signed into law. Among other things, the ITFA imposes a three-year moratorium on discriminatory taxes on electronic commerce. Nonetheless, foreign countries or, following the moratorium, one or more states, may seek to impose sales or other tax obligations on companies that engage in such activities within their jurisdictions. Our business would be harmed if one or more states or any foreign country were able to require us to collect sales or other taxes from current or past sales of products, licenses of technology or provision of services, particularly because we would be unable to go back to customers to collect sales taxes for past sales and may have to pay such taxes out of our own funds.

WE INTEND TO DONATE A PORTION OF NET INCOME TO CHARITY

For the year ended December 31, 1999, we were profitable and accrued 5% of our pretax net income for charitable donation. If we sustain profitability, we intend to donate 5% of our annual net income to charitable organizations. This will reduce our net income.

 CONSOLIDATED BALANCE SHEETS


 RealNetworks, Inc. and Subsidiaries

December 31,                                                                               1999                1998
---------------------------------------------------------------------------------------------------------------------
(In thousands except per share data)
ASSETS
Current assets:
   Cash, cash equivalents and short-term
investments                                                                             $ 344,627              89,801
   Trade accounts receivable, net of allowances for doubtful accounts and
       sales returns of $1,982 in 1999 and $1,344 in 1998                                   6,895               5,149
   Prepaid expenses and other current assets                                                2,870               3,446
---------------------------------------------------------------------------------------------------------------------
       Total current assets                                                               354,392              98,396
---------------------------------------------------------------------------------------------------------------------
Equipment and leasehold improvements, at cost:
   Equipment and software                                                                  21,142              11,445
   Leasehold improvements                                                                  15,129               1,441
---------------------------------------------------------------------------------------------------------------------
       Total equipment and leasehold improvements                                          36,271              12,886
   Less accumulated depreciation and amortization                                          10,101               6,506
---------------------------------------------------------------------------------------------------------------------
       Net equipment and leasehold improvements                                            26,170               6,380
---------------------------------------------------------------------------------------------------------------------
Restricted cash equivalents                                                                13,700              13,700
Other assets                                                                                9,942               1,250
Goodwill, net of accumulated amortization of $3,724 in 1999 and $1,596 in 1998              6,920               9,048
---------------------------------------------------------------------------------------------------------------------
       Total assets                                                                     $ 411,124             128,774
---------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                     $   6,305           $   3,947
   Accrued and other liabilities                                                           26,944              12,961
   Deferred revenue, excluding non-current portion                                         47,316              23,742
---------------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                           80,565              40,650
---------------------------------------------------------------------------------------------------------------------
Deferred revenue, excluding current portion                                                    --               5,833
Note payable                                                                                   --                 987
Shareholders' equity:
   Convertible preferred stock, no par value:
       Series A:  authorized no shares in 1999 and 45 shares in 1998, issued
          and outstanding no shares in 1999 and 17 shares in 1998                              --               3,642
       Series B:  authorized no shares in 1999 and 181 shares in 1998, issued
          and outstanding no shares in 1999 and 103 shares in 1998                             --               1,200
   Preferred stock, $0.001 par value, no shares issued and outstanding
       Series A: authorized 200 shares                                                         --                  --
       Undesignated series: authorized 59,800 shares                                           --                  --
   Common stock, $0.001 par value
       Authorized 300,000 shares in 1999 and 293,704 shares in 1998; issued
          and outstanding 149,648 shares in 1999 and 124,828 shares in 1998                   150                 125
   Special common stock, $0.001 par value
       Authorized no shares in 1999 and 6,296 shares in 1998; issued and
          outstanding no shares in 1999 and 2,586 shares in 1998                               --                   3
   Additional paid-in capital                                                             366,177             118,251
   Accumulated other comprehensive loss                                                      (903)               (126)
   Accumulated deficit                                                                    (34,865)            (41,791)
---------------------------------------------------------------------------------------------------------------------
       Total shareholders' equity                                                         330,559              81,304
---------------------------------------------------------------------------------------------------------------------
Commitments, contingencies and subsequent events
       Total liabilities and shareholders' equity                                       $ 411,124             128,774
=====================================================================================================================

 See accompanying notes to consolidated financial statements

 CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

 RealNetworks, Inc. and Subsidiaries


years ended December 31,                                      1999                1998                1997
------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)
 Net revenues:
        Software license fees                              $  90,627              48,487              29,165
        Service revenues                                      26,466              14,742               4,972
        Advertising                                           14,149               3,148               2,254
------------------------------------------------------------------------------------------------------------
           Total net revenues                                131,242              66,377              36,391
------------------------------------------------------------------------------------------------------------
 Cost of revenues:
        Software license fees                                 13,006               8,308               3,800
        Service revenues                                       6,579               2,631               2,392
        Advertising                                            2,906               1,727                 920
------------------------------------------------------------------------------------------------------------
           Total cost of revenues                             22,491              12,666               7,112
------------------------------------------------------------------------------------------------------------
           Gross profit                                      108,751              53,711              29,279
------------------------------------------------------------------------------------------------------------
 Operating expenses:
        Research and development                              38,415              22,480              15,651
        Sales and marketing                                   53,465              33,460              22,954
        General and administrative                            16,380              11,540               7,635
        Goodwill amortization                                  2,128               1,596                  --
        Acquisition charges                                    1,403               8,723                  --
------------------------------------------------------------------------------------------------------------
           Total operating expenses                          111,791              77,799              46,240
------------------------------------------------------------------------------------------------------------
           Operating loss                                     (3,040)            (24,088)            (16,961)
------------------------------------------------------------------------------------------------------------
 Other income (expense):
        Interest income, net                                  11,523               4,928               2,178
        Other expense                                         (1,557)               (793)               (286)
------------------------------------------------------------------------------------------------------------
           Other income (expense), net                         9,966               4,135               1,892
------------------------------------------------------------------------------------------------------------
           Net income (loss)                               $   6,926             (19,953)            (15,069)
------------------------------------------------------------------------------------------------------------

 Basic net income (loss) per share                         $    0.05               (0.15)              (0.92)
 Diluted net income (loss) per share                       $    0.04               (0.15)              (0.92)

 Shares used to compute basic net income (loss)
    per share                                                142,016             130,156              16,906
 Shares used to compute diluted net income (loss)
    per share                                                166,576             130,156              16,906

 Comprehensive income (loss):
        Net income (loss)                                  $   6,926             (19,953)            (15,069)
        Unrealized loss on securities                           (670)                 --                  --
        Foreign currency translation adjustments                (107)                 36                (151)
------------------------------------------------------------------------------------------------------------
           Comprehensive income (loss)                     $   6,149             (19,917)            (15,220)
------------------------------------------------------------------------------------------------------------


 See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

RealNetworks, Inc. and Subsidiaries

                                                  Series A Convertible      Series B Convertible
                                                   Preferred Stock             Preferred Stock           Preferred Stock
-----------------------------------------------------------------------------------------------------------------------------
                                                  Shares      Amount          Shares     Amount         Shares       Amount
-----------------------------------------------------------------------------------------------------------------------------
   Balances at December 31, 1996                     17      $  3,642             -     $       -        13,713      $     14
Exercise of common stock options                      -             -             -             -             -             -
Issuance of common stock in exchange
   for services                                       -             -             -             -             -             -
Issuance of preferred stock warrants                  -             -             -             -             -             -
Sale of preferred stock                               -             -           103         1,200             -             -
Accretion of redemption value of
   redeemable, convertible preferred stock            -             -             -             -             -             -
Exercise of common stock warrants                     -             -             -             -             -             -
Conversion of convertible preferred
   stock into common stock                            -             -             -             -       (13,713)          (14)
Conversion of redeemable, convertible
   preferred stock into common stock
   and special common stock                           -             -             -             -             -             -
Sale of common stock for cash, net of
   issuance costs of $4,582                           -             -             -             -             -             -
Translation adjustment                                -             -             -             -             -             -
Net loss                                              -             -             -             -             -             -
-----------------------------------------------------------------------------------------------------------------------------
   Balances at December 31, 1997                     17         3,642           103         1,200             -             -
Exercise of common stock options                      -             -             -             -             -             -
Exercise of common stock warrants                     -             -             -             -             -             -
Common stock sold pursuant to
      Employee Stock Purchase Plan                    -             -             -             -             -             -
Issuance of common stock and stock
      options in business combination                 -             -             -             -             -             -
Conversion of special common stock
   into common stock                                  -             -             -             -             -             -
Issuance of stock warrants                            -             -             -             -             -             -
Translation adjustment                                -             -             -             -             -             -
Net loss                                              -             -             -             -             -             -
-----------------------------------------------------------------------------------------------------------------------------
   Balances at December 31, 1998                     17         3,642           103         1,200             -             -
Exercise of common stock options                      -             -             -             -             -             -
Exercise of common stock warrants                     -             -             -             -             -             -
Common stock sold pursuant to
   Employee Stock Purchase Plan                       -             -             -             -             -             -
Remeasurement of preferred stock
   warrants due to debt term extension                -             -             -             -             -             -
Sale of common stock for cash, net of
   issuance costs of $10,438                          -             -             -             -             -             -
Conversion of Series A convertible
   preferred stock into common stock                (17)       (3,642)            -             -             -             -
Conversion of Series B convertible
   preferred stock into common stock                  -             -          (103)       (1,200)            -             -
Conversion of special common stock
   into common stock                                  -             -             -             -             -             -
Issuance of common stock warrants in
   exchange for services                              -             -             -             -             -             -
Unrealized loss on investments                        -             -             -             -             -             -
Translation adjustment                                -             -             -             -             -             -
Net income                                            -             -             -             -             -             -
-----------------------------------------------------------------------------------------------------------------------------
   Balances at December 31, 1999                      -        $    -             -    $        -             -        $    -
-----------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                                                    Accumulated
                                                       Additional      Other                      Total
                                   Special              Paid-in    Comprehensive  Accumulated  Shareholder's
     Common Stock                Common Stock           Capital     Income (loss)   Deficit       Equity
------------------------------------------------------------------------------------------------------------
   Shares      Amount      Shares           Amount
------------------------------------------------------------------------------------------------------------
                               (in thousands)
    2,868     $      3            -            $-         2,767           (11)       (6,281)          134
    4,592            4            -             -           273             -             -           277

       64            -            -             -            59             -             -            59
        -            -            -             -         4,068             -             -         4,068
        -            -            -             -             -             -             -         1,200

        -            -            -             -             -             -          (488)         (488)
      736            1            -             -            36             -             -            37

   54,852           55            -             -           (41)            -             -             -


   33,940           34        3,338             3        50,034             -             -        50,071

   13,932           14            -             -        38,528             -             -        38,542
        -            -            -             -             -          (151)            -          (151)
        -            -            -             -             -             -       (15,069)      (15,069)

-----------------------------------------------------------------------------------------------------------
  110,984          111        3,338             3        95,724          (162)      (21,838)       78,680
    3,574            4            -             -           741             -             -           745
    2,666            3            -             -         3,844             -             -         3,847


      190            -            -             -           873             -             -           873


    4,406            4            -             -        16,522             -             -        16,526

    3,008            3         (752)            -            (3)            -             -             -
        -            -            -             -           550             -             -           550
        -            -            -             -             -            36             -            36
        -            -            -             -             -             -       (19,953)      (19,953)
------------------------------------------------------------------------------------------------------------

  124,828          125        2,586             3       118,251          (126)      (41,791)       81,304
    5,446            6            -             -         9,785             -             -         9,791
      326            -            -             -         1,399             -             -         1,399

      112            -            -             -         1,563             -             -         1,563

        -            -            -             -         1,383             -             -         1,383

    8,250            8            -             -       228,804             -             -       228,812

      136            -            -             -         3,642             -             -             -

      206            -            -             -         1,200             -             -             -

   10,344           11       (2,586)           (3)           (8)            -             -             -

        -            -            -             -           158             -             -           158
        -            -            -             -             -          (670)            -          (670)
        -            -            -             -             -          (107)            -          (107)
        -            -            -             -             -             -         6,926         6,926
------------------------------------------------------------------------------------------------------------
  149,648     $    150            -       $     -       366,177          (903)      (34,865)      330,559
------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

RealNetworks, Inc. and Subsidiaries


years ended December 31,                                                         1999           1998           1997
-------------------------------------------------------------------------------------------------------------------
(in thousands)
 Cash flows from operating activities:
 Net income (loss)                                                          $   6,926        (19,953)       (15,069)
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
      Depreciation and amortization                                             6,974          5,212          2,569
      Amortization of discount on debt                                            841            367              -
      Common stock warrant issued for services                                    158              -              -
      Loss on disposal of equipment and leasehold improvements                      -            644              -
      Non-cash acquisition charges                                                  -          8,723              -
      Other                                                                       (26)             -             27
      Equity in net losses of joint venture                                       368            448            182
      Deferred income taxes                                                         -            777           (777)
      Changes in certain assets and liabilities:
        Trade accounts receivable                                              (1,686)           413           (806)
        License fee receivable                                                      -         10,000        (10,000)
        Prepaid expenses and other current assets                                 576         (1,486)          (920)
        Accounts payable                                                        2,343            949           (206)
        Accrued and other liabilities                                          13,899          4,444          2,496
        Deferred revenue                                                       17,814         (3,028)        29,163
-------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                              48,187          7,510          6,659
-------------------------------------------------------------------------------------------------------------------
 Cash flows from investing activities:
   Purchases of equipment and leasehold improvements                          (24,559)        (4,373)        (4,627)
   Purchases of short-term investments                                       (193,358)       (93,161)      (203,046)
   Sales of short-term investments                                             46,934        85,542        177,621
   Investment in joint venture                                                      -              -           (998)
   Purchase of long-term investment                                            (9,000)             -
   Decrease (increase) in other assets                                            310             30           (192)
   Increase in restricted cash equivalents                                          -        (13,700)             -
   Cash obtained through acquisition                                                -            203              -
-------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                                (179,673)       (25,459)       (31,242)
-------------------------------------------------------------------------------------------------------------------
 Cash flows from financing activities:
   Proceeds from issuance of notes payable and notes
      payable with warrants                                                     1,000            735          1,343
   Repayments of notes payable                                                   (628)          (150)             -
   Net proceeds from sales of preferred and common stock and
      exercise of stock options and warrants                                  240,291          5,931         70,559
-------------------------------------------------------------------------------------------------------------------
        Net cash provided by financing activities                             240,663          6,516         71,902
-------------------------------------------------------------------------------------------------------------------
 Effect of exchange rate changes on cash                                         (122)           (62)          (106)
-------------------------------------------------------------------------------------------------------------------
        Net increase (decrease) in cash and cash equivalents                  109,055        (11,495)        47,213
 Cash and cash equivalents at beginning of year                                51,900         63,395         16,182
-------------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents at end of year                                   $ 160,955         51,900         63,395
-------------------------------------------------------------------------------------------------------------------
 Supplemental disclosure of cash flow information:
   Cash paid during the year for interest                                   $      90             65             84
   Cash paid during the year for income taxes                                       -            600            700
 Supplemental disclosure of noncash financing and investing activities:
   Accretion of preferred stock                                                     -              -            488
   Conversion of redeemable, convertible preferred stock and
      special common stock to common stock                                          -              -         50,071
   Common stock issued in business combination                                      -         16,526              -
   Notes payable tendered as exercise price of common stock warrants            1,585              -              -
   Remeasurement of preferred stock warrants due to debt
      term extension                                                            1,383              -              -


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997 (in thousands, except per share data)

RealNetworks, Inc. and Subsidiaries

Note 1. Description of Business and Summary of Significant Accounting Policies

A. Description of Business. RealNetworks, Inc. and subsidiaries (RealNetworks or Company) is a leading provider of media delivery and digital distribution solutions designed for the Internet. The Company's solutions enable consumers to experience and content providers to deliver a broad range of multimedia content, including audio, video, text and animation. The Company pioneered the development and commercialization of "streaming media" systems that enable the creation, real-time delivery and playback of multimedia content. The Company extended its media delivery platform to include a digital music management system that allows consumers to acquire, record, store, organize and play their personal music collections on personal computers and digital playback devices.
   Inherent in the Company's business are various risks and uncertainties, including its limited operating history and the limited history of commerce on the Internet. The Company's success may depend in part upon the emergence of the Internet and corporate intranets as a communications medium, the acceptance of the Company's technology by the marketplace and the Company's ability to generate license, service and advertising revenues from the use of its technology on the Internet.

B. Basis of Presentation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
   On April 27, 1999 and January 21, 2000, the board of directors declared a 2-for-1 split of the Company's Common Stock in the form of a stock dividend. The stock splits were effected on May 10, 1999 and January 28, 2000, respectively. Accordingly, the accompanying consolidated financial statements and notes thereto have been retroactively restated to reflect the stock splits.
   The consolidated financial statements have been prepared to give retroactive effect to the merger with Xing Technology Corporation (Xing) on August 10, 1999. The consolidated financial statements have been restated for all periods pre-sented as if Xing and the Company had always been combined. Prior to the merger Xing operated on a June 30 fiscal year. The results of operations of Xing included herein have been restated to conform to the Company's December 31 fiscal year-end.

C. Depreciation and Amortization. Depreciation and amortization of equipment and leasehold improvements is computed using the straight-line method over the lesser of the estimated useful lives of the assets, generally three to 12 years, or the lease term.
   Goodwill represents the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired and liabilities assumed in a business combination accounted for under the purchase accounting method. Goodwill is amortized using the straight-line method over five years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997 (in thousands, except per share data)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997 (in thousands, except per share data)

RealNetworks, Inc. and Subsidiaries

D. Other Investments. The cost method is used to account for equity investments in companies in which the Company holds less than a 20 percent voting interest. The Company does not exercise significant influence and the securities do not have a quoted market price.

E. Stock-Based Compensation. The Company has elected to apply the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Accordingly, the Company accounts for stock-based compensation transactions with employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Options Issued to Employees," and related interpretations. Compensation cost for employee stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of grant over the stock option exercise price.

F. Cash, Cash Equivalents and Short-Term Investments. The Company considers all short-term investments with a remaining contractual maturity at date of purchase of three months or less to be cash equivalents.

        The Company considers all short-term investments as available-for-sale. Accordingly, these investments are carried at fair value which is based on quoted market prices. Unrealized holding losses were $670 at December 31, 1999. There were no significant unrealized gains or losses at December 31, 1998. All short-term investments have original contractual maturities of two years or less.

        The Company's cash, cash equivalents and short-term investments consist of the following:

                                                           Gross        Gross    Estimated
                                         Amortized      Unrealized   Unrealized     Fair
December 31, 1999                           Cost           Gains       Losses      Value
------------------------------------------------------------------------------------------
 Cash and cash equivalents:
   Cash                                   $122,569            -            -       122,569
   Commercial paper                         32,161            -          (17)       32,144
   Other                                     6,242            -            -         6,242
------------------------------------------------------------------------------------------
      Total cash and cash equivalents      160,972            -          (17)      160,955
------------------------------------------------------------------------------------------
 Short-term investments:
   Corporate notes                          47,572            2         (162)       47,412
   Commercial paper                         44,889            -         (229)       44,660
   U.S. Government agency securities        76,011           13         (277)       75,747
   Other                                    15,853            -            -        15,853
------------------------------------------------------------------------------------------
      Total short-term investments         184,325           15         (668)      183,672
------------------------------------------------------------------------------------------
      Total cash, cash equivalents and
        short-term investments            $345,297           15         (685)      344,627
------------------------------------------------------------------------------------------
 Restricted cash equivalents              $ 13,700            -            -        13,700
------------------------------------------------------------------------------------------


                                                               Gross     Gross    Estimated
                                            Amortized       Unrealized Unrealized    Fair
December 31, 1998                              Cost           Gains      Losses     Value
------------------------------------------------------------------------------------------
 Cash and cash equivalents:
   Cash                                      $ 5,900            -           -        5,900
   Commercial paper                           42,000            -           -       42,000
   Other                                       4,000            -           -        4,000
------------------------------------------------------------------------------------------
      Total cash and cash equivalents         51,900            -           -       51,900
------------------------------------------------------------------------------------------
 Short-term investments:
   Corporate notes                            30,602            -           -       30,602
   U.S. Government agency securities           5,300            -           -        5,300
   Other                                       1,999            -           -        1,999
------------------------------------------------------------------------------------------
      Total short-term investments            37,901            -           -       37,901
------------------------------------------------------------------------------------------
      Total cash, cash equivalents and
      short-term investments                 $89,801            -           -       89,801
------------------------------------------------------------------------------------------
 Restricted cash equivalents                 $13,700            -           -       13,700
------------------------------------------------------------------------------------------

        Restricted cash equivalents represent a restricted escrow account established in connection with a lease agreement for the Company's corporate headquarters. Under certain circumstances, $10,000 of the escrow account will be maintained for the term of the lease. The remaining $3,700 will be released as the Company funds tenant improvements.

        Realized gains or losses on sales of available-for-sale securities for 1999 and 1998 were not significant. The cost of securities sold is based on the specific identification method.

        The contractual maturities of available-for-sale debt securities at December 31, 1999 are as follows:


                                   Amortized          Fair
December 31, 1999                     Cost           Value
-----------------------------------------------------------
      Within one year               $151,762        151,301
      Between one year to two years   32,563         32,371
-----------------------------------------------------------
        Short-term investments      $184,325        183,672
-----------------------------------------------------------

G. Revenue Recognition. The Company recognizes revenue in accordance with the provisions of Statement of Position 97-2, "Software Revenue Recognition" (SOP 97-2), which provides specific industry guidance and stipulates that revenue recognized from software arrangements is to be allocated to each element of the arrangement based on the relative fair values of the elements, such as software products, upgrades, enhancements, post contract customer support, installation or training. Under SOP 97-2, the determination of fair value is based on objective evidence that is specific to the vendor. If such evidence of fair value for each element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value does exist or until all elements of the arrangement are delivered.

        Revenue from software license fees is recognized upon delivery, net of an allowance for estimated returns, provided all the requirements of SOP 97-2 have been met.

        Revenue from software license agreements with original equipment manufacturers (OEM) is recognized when the OEM delivers its product incorporating the Company's software to the end user. In the case of prepayments received from an OEM, the Company generally recognizes revenue based on the actual products sold by the OEM. If the Company anticipates providing ongoing support to the OEM in the form of future upgrades, enhancements or other services over the term of the contract, revenue is recognized on the straight-line method over the term of the contract.

        Service revenues include payments under support and upgrade contracts and fees from consulting and streaming media content hosting. Support and upgrade revenues are recognized ratably over the term of the contract, which typically is twelve months. Other service revenues are recognized when the service is performed.

        Fees generated from advertising appearing on the Company's websites, and from advertising and channel presets included in the Company's products are recognized as revenue over the terms of the contracts. The Company may guarantee a minimum number of page impressions on the Company's websites for a specified period, click-throughs or other specified criteria. To the extent these guarantees are not met, the Company defers recognition of the corresponding revenues until guaranteed delivery levels are achieved.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997 (in thousands, except per share data)

RealNetworks, Inc. and Subsidiaries

H. Research and Development. Costs incurred in research and development are expensed as incurred. Software development costs are required to be capitalized when a product's technological feasibility has been established through the date the product is available for general release to customers. The Company has not capitalized any software development costs as technological feasibility is generally not established until substantially all development is complete.

I. Advertising Expenses. The Company expenses the cost of advertising and promoting its products as incurred. Such costs are included in sales and marketing expense and totaled approximately $2,900 in 1999, $783 in 1998, and $1,110 in 1997.

J. Income Taxes. The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and operating loss and tax credit carryforwards. Deferred tax assets and liabilities and operating loss and tax credit carryforwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss and tax credit carryforwards are expected to be recovered or settled.

K. Financial Instruments and Concentrations of Risk. The Company's financial instruments consist of cash, cash equivalents, short-term investments, trade accounts receivable, other investments, accounts payable, accrued liabilities and note payable. Except for other investments the fair value of these instruments approximates their financial statement carrying amounts due to their short maturities. It was not practicable to estimate the fair value of other investments which consisted of a capital stock investment in a nonpublic company.

Credit is extended to customers based on an evaluation of their financial condition, and collateral is not required. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. The Company is subject to concentrations of credit risk and interest rate risk related to its short-term investments. The Company's credit risk is managed by limiting the amount of investments placed with any one issuer, investing in high-quality securities and securities of the U.S. government, and limiting the average maturity of the overall portfolio.

L. Net Income (Loss) Per Share. Basic net income (loss) per share is computed by dividing net income (loss) (plus, in 1997, accretion of the redemption value of redeemable preferred stock) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing net income (loss) (plus, in 1997, accretion of redemption value of redeemable preferred stock) by the weighted average number of common and dilutive common equivalent shares outstanding during the period. As the Company had a net loss attributable to common shareholders for 1998 and 1997, basic and diluted net loss per share are the same for those periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997 (in thousands, except per share data)

RealNetworks, Inc. and Subsidiaries


        The following schedule represents a reconciliation of the numerators and denominators of basic and diluted net income (loss) per share calculations for 1999, 1998, and 1997.


                                                                               Weighted
                                                                  Income        Average        Income
                                                                  (loss)         Shares        (loss)
                                                                (Numerator)   (Denominator)   per share
-------------------------------------------------------------------------------------------------------
 Year Ended December 31, 1999
   Basic net income per share                                    $  6,926         142,016      $ 0.05
   Effect of dilutive stock options and warrants                        -          24,560
-----------------------------------------------------------------------------------------
   Diluted net income per share                                  $  6,926         166,576      $ 0.04
-----------------------------------------------------------------------------------------
 Year Ended December 31, 1998
   Basic and diluted net loss per share                          $(19,953)        130,156      $(0.15)

 Year Ended December 31, 1997
   Net loss                                                      $(15,069)
   Accretion of redemption value of redeemable  preferred
     stock prior to conversion into common stock                     (488)
-------------------------------------------------------------------------
   Basic and diluted net loss per share                           (15,557)         16,906      $(0.92)
-------------------------------------------------------------------------------------------------------

   The computation of diluted net income (loss) per share excludes the following options to acquire shares of common stock for the years indicated because their effect would be anti-dilutive:

years ended December 31,                           1999             1998            1997
-----------------------------------------------------------------------------------------
Common stock options                                1,462          32,770          27,756
Weighted average exercise price per share       $   66.42            3.03            0.73


M. Comprehensive Income (Loss). On January 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), which establishes standards for the reporting and disclosure of comprehensive income and its components (revenues, expenses, unrealized gains and losses) in a full set of financial statements. The Company's comprehensive income (loss) for 1999, 1998 and 1997 consisted of net loss, unrealized gains (losses) on short-term investments and the gross amount of foreign currency translation adjustments. The tax effect of the foreign currency translation adjustments and unrealized gains (losses) on short-term investments was insignificant.

N. Foreign Currency. The functional currency of the Company's foreign subsidiaries is the local currency of the country in which the subsidiary is incorporated. Assets and liabilities of foreign operations are translated into U.S. dollars using rates of exchange in effect at the end of the reporting period. Income and expense accounts are translated into U.S. dollars using average rates of exchange. The net gain or loss resulting from translation is shown as translation adjustment and included in accumulated other comprehensive income (loss) in shareholders' equity. Gains and losses from foreign currency transactions are included in the consolidated statements of operations. There were no significant gains or losses on foreign currency transactions in 1999, 1998 and 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997 (in thousands, except per share data)

RealNetworks, Inc. and Subsidiaries

O. Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

P. Impairment of Long-Lived Assets and Goodwill. The Company reviews its long-lived assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used, including goodwill, is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Q. Reclassifications. Certain reclassifications have been made to the 1998 and 1997 consolidated financial statements to conform with the 1999 presentation.

R. New Accounting Pronouncements. In March 1998, the AICPA issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. The Company adopted SOP 98-1 on January 1, 1999. There was no material impact on the consolidated financial statements as a result of adoption of SOP 98-1.

        In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends existing accounting standards and is effective for fiscal years beginning after June 15, 2000. SFAS 133 requires that all derivatives be recognized in the balance sheet at their fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a component of other comprehensive income depending on the type of hedge relationship that exists with respect to such derivative. The Company does not expect the adoption of SFAS 133 to have a material impact on its consolidated financial statements.

        In December 1998, the AICPA issued Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions" (SOP 98-9) which amends certain elements of SOP 97-2 and is effective for fiscal years beginning after March 15, 1999. The Company believes that the adoption of SOP 98-9 will not have a material effect on the Company's results of operations or financial position.

        In December 1999, the United States Securities and Exchange Commission
(SEC) released Staff Accounting Bulletin No. 101 (SAB 101) "Revenue Recognition in Financial Statements," which will be adopted by the Company on January 1, 2000. SAB 101 provides guidance on revenue recognition and the SEC staff's views on the application of accounting principles to selected revenue recognition issues. The Company does not expect that the adoption of SAB 101 will have a material effect on its consolidated financial statements.



Note 2. Acquisitions

A. Vivo Software, Inc. In March 1998, the Company completed the acquisition of Vivo Software, Inc. (Vivo), a developer of streaming media creation tools. Under the terms of the acquisition, the Company issued approximately 4,406 shares of its common stock in exchange for all outstanding shares of Vivo common stock. In addition, the Company issued options to purchase approximately 190 shares of the Company's common stock in exchange for outstanding unvested options to purchase Vivo common stock. The acquisition was accounted for using the purchase method of accounting, and, accordingly, the results of Vivo's operations are included in the Company's consolidated financial statements since the date of acquisition.

A summary of the purchase price for the acquisition is as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997 (in thousands, except per share data)

RealNetworks, Inc. and Subsidiaries

   Stock and stock options                         $16,526
   Direct acquisition costs                            445
   Accrued liabilities assumed                       1,640
   Other liabilities assumed                         1,057
----------------------------------------------------------
      Total                                        $19,668
----------------------------------------------------------

 The purchase price was allocated as follows:

   Cash acquired                                   $   203
   Other current assets acquired                       148
   Equipment                                           100
   Goodwill                                         10,644
   In-process research and development               8,573
----------------------------------------------------------
      Total                                        $19,668
----------------------------------------------------------

        In-process research and development represents the fair value of technologies acquired for use in the Company's own development efforts. The Company determined the amount of the purchase price to be allocated to in-process research and development based on the time and cost to incorporate the acquired technology into the Company's development projects, expected incremental revenues and expenses associated with the development projects utilizing the acquired technology, and risks and uncertainties associated with the acquired technology. Such risks and uncertainties include inherent difficulties and uncertainties in incorporating the acquired technology into the Company's development projects and risks related to the viability of and potential changes to target markets. The Company also concluded that the acquired technology had no alternative future use.

        Goodwill represents the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired and liabilities assumed and is amortized using the straight-line method over its estimated life of five years.

        The acquisition of Vivo qualified as a tax-free reorganization under the Internal Revenue Code (IRC). Therefore, the charge for in-process research and development was not deductible for income tax purposes. The Company acquired net operating loss carryforwards of approximately $16,000, which expire from 2008 to 2012. Under the provisions of the IRC, the amount of these net operating loss carryforwards available annually to offset future taxable income is significantly limited. No value has been attributed to these net operating losses in the purchase price allocation due to these limitations. Any utilization of the net operating loss carryforwards in the future will result in a reduction of the carrying amount of goodwill.

        In connection with the acquisition, approximately 882 shares of common stock issued were placed in escrow to secure indemnification obligations of former shareholders of Vivo. As of December 31, 1999 and December 31, 1998, 0 and 440 shares remained in escrow, respectively.

        The following table presents pro forma results of operations as if the acquisition had occurred at the beginning of each of the years presented. The pro forma results of operations exclude $8,723 of acquisition related charges as the charges are not expected to have a continuing impact on the Company's results of operations. The pro forma information is not necessarily indicative of the combined results that would have occurred had the acquisition taken place at the beginning of 1998, nor is it necessarily indicative of results that may occur in the future.



years ended December 31,                         1998            1997
---------------------------------------------------------------------
Total net revenues                           $ 67,030          38,172
Net loss                                      (12,818)        (22,630)
Net loss per share - basic and diluted          (0.10)          (1.11)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997 (in thousands, except per share data)

RealNetworks, Inc. and Subsidiaries

B. Xing Technology Corporation In August 1999, the Company acquired all of the outstanding capital stock of Xing in a transaction accounted for using the pooling-of-interests method of accounting. The Company issued an aggregate of 1,464 shares of its common stock and all outstanding options and warrants of Xing were replaced by options and warrants to acquire shares of the Company's common stock. Xing is a leading provider of high performance, standards-based digital audio and video encoding and decoding technology, including MP3 software.

        The historical consolidated financial statements of the Company have been restated to include the accounts of Xing as if it had always been a part of the Company. There were no material transactions between the Company and Xing prior to the merger. Prior to the merger, Xing operated on a June 30 fiscal year. The results of operations of Xing have been restated to conform to the Company's December 31 fiscal year-end. Although certain reclassifications were made to Xing's accounts to confirm to RealNetworks' presentation, no adjustments were required to conform Xing's accounting policies to the Company's.

        In August 1999, the Company incurred acquisition costs of approximately $1,403 in connection with the merger with Xing. This included $860 of merger-related costs and $543 of integration expenses. Included in the integration expenses were $165 for severance for employees involved in duplicate functions and $378 for other obligations. There was approximately $160 included in accrued liabilities as of December 31, 1999 related to Xing acquisition costs, substantially all of which is expected to be paid in 2000.

        Separate results for the combined entities are as follows:

    Nine Months Ended September 30,          Years Ended December 31,
                              1999            1998            1997
------------------------------------------------------------------
 Revenues:
   RealNetworks           $ 86,039          64,839          32,720
   Xing                      1,749           1,538           3,671
------------------------------------------------------------------
                          $ 87,788          66,377          36,391
------------------------------------------------------------------
 Net income (loss):
   RealNetworks           $  3,331         (16,414)        (11,169)
   Xing                     (2,466)         (3,539)         (3,900)
------------------------------------------------------------------
                          $    865         (19,953)        (15,069)
------------------------------------------------------------------


Note 3. Other Investments

In 1999, the Company made a minority interest investment through the purchase of voting capital stock of WebGlide Ltd. (WebGlide) a developer of computer generated video technology and provider of an e-shopping solution. The Company does not have significant influence over WebGlide and uses the cost based method of accounting for the investment. The carrying value of the investment at December 31, 1999 was $9,000.


Note 4. Bank Notes Payable

In May 1998, the Company entered into a secured credit agreement with a related party under which the Company could borrow up to $500. In September 1998, the credit agreement was amended to increase the available amount to $1,000. Funds borrowed under the credit agreement bore interest at 8.25% per annum, payable quarterly, with any outstanding principal amounts due at the expiration of the credit agreement. The credit agreement originally expired on November 30, 1998. However, on the expiration date the agreement was extended to February 28, 1999, at which time it was extended again to February 28, 2000. Principal amounts outstanding under the credit agreement were $0 at December 31, 1999 and $1,000 at December 31, 1998

        In April 1999, the Company obtained additional financing through a $1,000 note payable issued under a borrowing agreement. Principal and interest, accruing at 12% per annum is payable in February 2000. In addition, the Company issued the lender a warrant to purchase 96 shares of common stock at an exercise price of $10.40 per share. The warrant is excercisable and expires 30 days following final maturity date of the note.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997 (in thousands, except per share data)

RealNetworks, Inc. and Subsidiaries

        The proceeds under the secured credit agreement and additional financing in April 1999 were allocated to the notes payable and the common stock purchase warrants based on their relative fair values. The value allocated to warrants was recorded as a discount on the notes payable with a corresponding increase in additional paid-in capital. The fair value of the warrants was determined using the Black-Scholes option pricing model. When the credit agreement was extended on November 30, 1998, a new measurement date was also established for the common stock purchase warrants. The discount related to the first warrant in May 1998 was $10, the discount related to the second warrant in September 1998 was $265, the discount related to the extension of the credit agreement on November 30, 1998 was $275, the discount related to the extension on February 20, 1999, was $570 and the discount related to the additional financing in April 1999 was $813. The weighted average grant date fair value was determined using expected volatility of 70 percent, warrant term of one year, risk free interest rate of 5 percent and a dividend yield of zero.

        In August 1999, the warrants were exercised and the balance outstanding on the related notes was exchanged for the exercise price of the stock warrants, as permitted by the warrant agreement.


Note 5. Shareholders' Equity

A. Sales of Common Stock In May 1999, the Company sold 8,250 shares of common stock for net proceeds of $228,812.

        In November 1997, the Company completed its initial public offering and all outstanding shares of preferred stock were converted to either common stock or special common stock.

B. Special Common Stock Special common stock is not entitled to vote, except as required by law. All other rights and preferences of the special common stock are identical to common stock, except as otherwise required by law or expressly provided in the Company's Articles of Incorporation. All shares of special common stock were held by Microsoft Corporation (Microsoft) and each share automatically converts into four shares of common stock upon sale or transfer by Microsoft to an unaffiliated third party. During 1998, Microsoft sold 752 shares which were converted into 3,008 shares of common stock. During 1999, Microsoft sold the remaining 2,586 shares which were converted into 10,344 shares of common stock. At December 31, 1999, there were no shares of special common stock outstanding.

C. Convertible Preferred Stock In November 1997, the Company issued 103 shares of Series B Convertible Preferred Stock at a price of $11.65 per share, for total proceeds of $1,200.

        The Series A and Series B Convertible Preferred Stock were convertible, at any time at the option of the holder, into shares of common stock. Each share of Series A Convertible Preferred Stock was convertible into eight shares of common stock and each share of Series B Convertible Preferred Stock converts into two shares of common stock.

        The shares of Series A and B Convertible Preferred Stock had preference in liquidation of $3,870 and $1,200 or $228 and $11.65 per share, respectively.

        The Series A and B Convertible Preferred Stock had voting rights equal to the number of full shares of common stock into which the preferred stock could be converted.

        In September 1999, all of the outstanding shares of Series A and Series B convertible preferred stock were converted into 342 shares of common stock.

D. Preferred Stock Each share of Series A preferred stock entitles the holder to one thousand votes and dividends equal to one thousand times the aggregate per share amount of dividends declared on the common stock.

        Undesignated preferred stock will have rights and preferences that are determinable by the Board of Directors when determination of a new series of preferred stock has been established.

E. Shareholder Rights Plan On October 16, 1998, the Company's board of directors declared a dividend of one preferred share purchase right (Right) in connection with its adoption of a Shareholder Rights Plan dated December 4, 1998, for each outstanding share of the Company's common stock on December 14, 1998 (Record Date). Each share of common stock issued after the Record Date will be issued with an attached Right. The Rights will not immediately be exercisable and detachable from the common stock. The Rights will become exercisable and detachable only following the acquisition by a person or a group of 15 percent or more of the outstanding common

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997 (in thousands, except per share data)

RealNetworks, Inc. and Subsidiaries

stock or ten days following the announcement of a tender or exchange offer for 15 percent or more of the outstanding common stock (Distribution Date). After the Distribution Date, each Right will entitle the holder to purchase for $37.50 (Exercise Price), a fraction of a share of the Company's Series A preferred stock with economic terms similar to that of one share of the Company's common stock. Upon a person or a group acquiring 15 percent or more of the outstanding common stock, each Right will allow the holder (other than the acquiror) to purchase common stock or securities of the Company having a then current market value of two times the Exercise Price of the Right. In the event that following the acquisition of 15 percent of the common stock by an acquiror, the Company is acquired in a merger or other business combination or 50 percent or more of the Company's assets or earning power are sold, each Right will entitle the holder to purchase for the Exercise Price, common stock or securities of the acquiror having a then current market value of two times the Exercise Price. In certain circumstances, the Rights may be redeemed by the Company at a redemption price of $0.0025 per Right. If not earlier exchanged or redeemed, the Rights will expire on December 4, 2008.

F. Stock Warrants In connection with the sales of preferred stock in 1997, the Company issued warrants to purchase 2,666 shares of common stock. During 1998, these warrants were exercised. None of these warrants were outstanding at December 31, 1998.

        In connection with a service agreement in 1999, the Company issued a warrant to purchase 4 shares of the Company's common stock. The Company recorded an expense in the amount of $158 for the fair value of the consideration received. The weighted average grant-date fair value of the warrant with an exercise price of $52.28 per share was $45.19 per share using assumptions of expected volatility of 100 percent, warrant term of two years, risk free interest rate of 6.0 percent and a dividend yield of zero. The warrants were outstanding at December 31, 1999.

G. Stock Option Plan The Company has stock option plans (Plans) to compensate employees for past and future services and has reserved 59,600 shares of common stock for option grants under the Plans. Generally, options vest based on continuous employment, over a five-year period. The options expire twenty years from the date of grant and are exercisable at the fair market value of the common stock at the grant date.

A summary of stock option related activity is as follows:

                                                                 Options Outstanding
                                                                -----------------------
                                                                               Weighted
                                                  Shares                       Average
                                                 Available      Number of      Exercise
                                                 for Grant       Shares         Price
---------------------------------------------------------------------------------------
Balances at December 31, 1996                       2,842         21,384        $ 0.07
     Plan amendment                                23,200              -             -
     Options granted                              (14,760)        14,760          1.38
     Options exercised                                  -         (4,592)         0.06
     Options canceled                               3,796         (3,796)         0.33
------------------------------------------------------------------------
Balances at December 31, 1997                      15,078         27,756          0.73
     Plan amendment                                10,000              -             -
     Options granted                              (12,028)        12,028          7.07
     Options assumed in acquisition of Vivo             -            192          0.06
     Options exercised                                  -         (3,574)         0.21
     Options canceled                               3,632         (3,632)         1.86
------------------------------------------------------------------------
Balances at December 31, 1998                      16,682         32,770          3.03
     Options granted                              (16,728)        16,728         38.63
     Options exercised                                  -         (5,446)         1.80
     Options canceled                               5,796         (5,796)         7.40
------------------------------------------------------------------------
Balances at December 31, 1999                       5,750         38,256        $18.07
------------------------------------------------------------------------

        The following table summarizes information about stock options outstanding at December 31, 1999:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997 (in thousands, except per share data)

RealNetworks, Inc. and Subsidiaries

                                                       Options Outstanding          Options Exercisable
                                       ------------------------------------------------------------------
                                                       Weighted
                                                        Average   Weighted          Weighted     Weighted
                                                       Remaining  Average           Average      Average
                                       Number of      Contractual Exercise          Number of    Exercise
   Exercise Prices                      Shares        Life (Years) Price             Shares       Price
---------------------------------------------------------------------------------------------------------
 $ 0.02  -    $1.81                     11,814          16.55      $ 0.53              6,402    $  0.50
   2.13  -     8.69                      8,721          18.36        5.94              1,058       5.90
   8.72  -    35.44                      8,511          19.09       21.11                 70       9.83
  37.63  -    88.88                      9,210          19.57       63.70                180      45.91
                                       -------                                       -------
                                        38,256          18.25      $18.07              7,710    $  2.12
                                       -------                                       -------

        In accordance with the disclosure requirements of SFAS 123, if the Company had elected to recognize compensation cost based on the fair value of options granted at grant date as prescribed, net income (loss) and net income
(loss) per share would have been increased (decreased) to the pro forma amounts indicated in the table below:


years ended December 31,                          1999              1998             1997
-----------------------------------------------------------------------------------------
 Net income (loss):
   As reported                                $  6,926           (19,953)         (15,069)
   Pro forma                                   (87,998)          (29,548)         (15,543)
 Basic net income (loss) per share:
   As reported                                    0.05             (0.15)           (0.92)
   Pro forma                                     (0.62)            (0.23)           (0.95)
 Diluted net income (loss) per share:
   As reported                                    0.04             (0.15)           (0.92)
   Pro forma                                     (0.62)            (0.23)           (0.95)

        The per share weighted average fair value of stock options granted during 1999, 1998 and 1997 was $24.21, $4.14, and $0.28, respectively, on the date of grant. Prior to the Company's initial public offering, the fair value of each option grant was determined on the date of grant using the minimum value method. Subsequent to the offering, the fair value was determined using the Black-Scholes model. Except for the volatility assumption which was only used under the Black-Scholes model, the following weighted average assumptions were used to perform the calculations:

years ended December 31,          1999           1998           1997
--------------------------------------------------------------------
 Expected dividend yield             0%             0%             0%
 Risk-free interest rate          5.35%          5.15%          6.10%
 Expected life (years)             3.1            3.5            3.5
 Volatility                        100%            85%            60%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997 (in thousands, except per share data)

RealNetworks, Inc. and Subsidiaries

H. Employee Stock Purchase Plan Effective January 1998, the Company adopted an Employee Stock Purchase Plan (ESPP), and has reserved 4,000 shares of common stock for issuance under the ESPP. Under the ESPP, an eligible employee may purchase shares of common stock, based on certain limitations, at a price equal to the lesser of 85 percent of the fair market value of the common stock at the beginning or end of the respective semi-annual offering periods. There were 112 and 190 shares purchased under the ESPP during 1999 and 1998, respectively. The weighted average fair value of the employee stock purchase rights was $7.10 in 1999 and $2.81 in 1998. The following assumptions were used to perform the calculation:

years ended December 31,          1999           1998
------------------------------------------------------
 Expected dividend yield             0%             0%
 Risk-free interest rate          5.06%          5.15%
 Expected life (years)             0.5            0.5
 Volatility                        100%            85%


Note 6. Significant Customer

 In June 1997, the Company entered into a strategic agreement with Microsoft pursuant to which the Company granted Microsoft a nonexclusive license to certain substantial elements of the source code of the Company's RealAudio/RealVideo Version 4.0 technology. The $30 million license fee is being recognized ratably over the three-year term of the Company's ongoing support obligations.

        Microsoft may sublicense its rights to the Standard Code (as defined in the Agreement) to third parties under certain conditions without additional compensation to the Company. If the Company elects to grant an Event License (as defined in the agreement) to a third party during the three-year term of the Agreement, it must refund a portion of the license fee paid by Microsoft, based on a declining scale over the term.

        In connection with the agreement, Microsoft made a $30 million minority investment in the Company in the form of 3,338 shares of nonvoting preferred stock, which shares were converted into 3,338 shares of nonvoting special common stock upon the completion of the Company's initial public offering in 1997. These shares were subsequently sold to third party investors in 1999 and 1998.

        Software license fees under the license agreement with Microsoft accounted for approximately 8%, 15% and 13% of total net revenues in 1999, 1998 and 1997, respectively.


Note 7. Income Taxes

The components of income (loss) before income taxes are as follows:

years ended December 31,          1999            1998            1997
-----------------------------------------------------------------------
 U.S. operations               $  7,018         (19,747)        (12,380)
 Foreign operations                 (92)           (206)         (2,689)
-----------------------------------------------------------------------
                               $  6,926         (19,953)        (15,069)
-----------------------------------------------------------------------

The components of income tax expense (benefit) are as follows:

December 31,            1999          1998          1997
---------------------------------------------------------
 Current              $     -         (777)          777
 Deferred                   -          777          (777)
---------------------------------------------------------
                      $     -            -             -
---------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997 (in thousands, except per share data)

RealNetworks, Inc. and Subsidiaries

        Income tax expense (benefit) differs from "expected" income tax expense (benefit) (computed by applying the U.S. Federal income tax rate of 34 percent) in 1999 and 1998 due to nondeductible acquisition charges and related amortization of goodwill, and an increase in the valuation allowance on deferred tax assets. The 1997 effective rate differed principally due to the change in the valuation allowance related to deferred tax assets.

        The tax effects of temporary differences and operating loss carryforwards that give rise to significant portions of net deferred tax assets are comprised of the following:

December 31,                                                  1999          1998
---------------------------------------------------------------------------------
 Deferred tax assets:
   Net operating loss carryforwards                         $80,435         7,650
   Deferred  revenue                                          4,363         6,649
   Allowances for doubtful accounts and sales returns           628           467
   Depreciation and amortization                                249           472
   Other                                                        756         1,650
---------------------------------------------------------------------------------
 Gross deferred tax assets                                   86,431        16,888
   Less valuation allowance                                 (86,431)      (16,888)
---------------------------------------------------------------------------------
 Net deferred tax assets                                   $      -             -
---------------------------------------------------------------------------------

        The valuation allowance for deferred tax assets increased by $69,543, $9,076, and $5,357 for 1999, 1998 and 1997, respectively. At December 31, 1999,
$80,435 of the valuation allowance for deferred tax assets relates to net operating loss carryforwards. Due to operating losses and the uncertainty regarding the recoverability of deferred tax assets, the Company has provided a full valuation allowance for deferred tax assets at December 31, 1999 and 1998.

        At December 31, 1999, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $236,575, which begin to expire in 2013. Substantially all of the net operating loss carryforwards results from stock option deductions, the realization of which would increase shareholders' equity. The net operating loss carryforwards excludes $16,000 and $2,524 of net operating loss carryforwards acquired from Vivo and Xing, respectively, which are subject to significant limitations. In the event net operating loss carryforwards related to Vivo prior to its acquisition are utilized, goodwill will be reduced for the related income tax benefit.


Note 8. Segment Information

During 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 establishes standards for the way that public business enterprises report information about operating segments.

        The Company operates in one business segment, media delivery, for which the Company receives revenues from its customers. The Company's Chief Operating Decision Maker is considered to be the Company's Operating Committee (COC), which is comprised of the Company's Chief Executive Officer, the Company's Chief Operating Officer, and the Company's Senior Vice Presidents. The COC reviews financial information presented on a consolidated basis accompanied by disaggregated information about products and services and geographical regions for purposes of making decisions and assessing financial performance. The COC does not review discrete financial information regarding profitability of the Company's different products or services and, therefore, the Company does not have operating segments as defined by SFAS 131.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997 (in thousands, except per share data)

RealNetworks, Inc. and Subsidiaries

        The Company's customers consist primarily of end users located in the United States and various foreign countries. Revenues by geographic region are as follows:

years ended December 31,               1999           1998           1997
-------------------------------------------------------------------------
 North America                     $ 93,277         44,149         24,017
 Europe                              15,124          7,144          3,425
 Japan/Asia Pacific                   9,992          4,429          3,225
 Rest of world                        2,581            987            890
-------------------------------------------------------------------------
   Subtotal                         120,974         56,709         31,557
 Microsoft license agreement         10,268          9,668          4,834
-------------------------------------------------------------------------
   Total                           $131,242         66,377         36,391
-------------------------------------------------------------------------


        Revenue from external customers by product type is as follows:

years ended December 31,                  1999           1998           1997
----------------------------------------------------------------------------
 Media delivery license revenue       $ 80,359         38,819         24,331
 Media delivery service revenue         26,466         14,742          4,972
 Microsoft license agreement            10,268          9,668          4,834
 Advertising revenue                    14,149          3,148          2,254
----------------------------------------------------------------------------
   Total net revenues                 $131,242         66,377         36,391
----------------------------------------------------------------------------


        Long-lived assets by geographic location are as follows:

December 31             1999          1998
------------------------------------------
 United States       $32,273        14,645
 Japan                   446           454
 Europe                  371           329
------------------------------------------
   Total             $33,090        15,428
------------------------------------------


Note 9. Commitments

A. Lease Commitments   The Company leases its office facilities under terms of
operating lease agreements expiring through April 2011. Future minimum lease payments are as follows:


                    Minimum lease payments
------------------------------------------
2000                               $ 3,813
2001                                 4,443
2002                                 4,613
2003                                 4,703
2004                                 4,673
Thereafter                          33,196
------------------------------------------
  Total minimum lease payments     $55,441
------------------------------------------

        Rent expense was approximately $2,825 in 1999, $2,600 in 1998, and $1,800 in 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997 (in thousands, except per share data)

RealNetworks, Inc. and Subsidiaries


B. 401(k) Retirement Savings Plan   The Company has a salary deferral plan
(401(k) Plan) that covers substantially all employees. The Company, at its discretion, may make contributions to the 401(k) Plan, although it has not made any contributions to date. Employees can contribute a portion of their salary to the maximum allowed by the federal tax guidelines. The Company has no other post-employment or post-retirement benefit plans.

C. Litigation   In August 1998, Venson M. Shaw and Steven M. Shaw filed a
lawsuit against the Company and co-defendant Broadcast.com in the United States District Court for the Northern District of Texas--Dallas Division. The plaintiffs allege that the Company, individually and in combination with Broadcast.com, infringes on the plaintiffs' patent by making, using, selling and/or offering to sell software products and services directed to media delivery systems for the Internet and corporate intranets. The plaintiffs seek to enjoin the Company from its alleged infringing activity and to recover damages in an amount no less than a reasonable royalty. Although no assurance can be given as to the outcome of this lawsuit, the Company believes that the allegations in this action are without merit, and intends to vigorously defend itself against these claims. The Company may be required to indemnify Broadcast.com under the terms of its license agreement. The plaintiffs filed a similar claim based on the same patent and seeking similar remedies as a separate lawsuit against Microsoft and Broadcast.com in the same court. The court has consolidated the lawsuit against Microsoft and Broadcast.com with the lawsuit against the Company and Broadcast.com. If the plaintiffs prevail in their claims, the Company could be required to pay damages or other royalties, in addition to complying with injunctive relief, which could have a material adverse effect on the Company's operating results.

        On July 29, 1998, Left Bank Management, Inc. filed a lawsuit against the Company in the U.S. District Court for the Western District of Washington. The plaintiff alleges that the Company entered into an oral agreement with it in 1995 pursuant to which the plaintiff claims it is entitled to 30 percent of RealNetworks' revenues from the use of RealAudio technology to promote, sample or sell music. The plaintiff claims breach of contract, unjust enrichment, promissory estoppel and breach of implied-in-fact contract. The Company has denied each of the plaintiff's claims. In response to RealNetworks' motion to dismiss, the plaintiff withdrew its claim for breach of fiduciary duty. Trial is currently set for June 2000. Although no assurance can be given as to the outcome of this lawsuit, the Company believes the allegations in this action are without merit, and intends to vigorously defend itself against these claims. If the plaintiffs prevail in their claims, the Company could be required to pay damages, which could have a material, adverse effect on the Company's operating results.

        In response to various news reports relating to RealNetworks' privacy practices, between November 1999 and March 2000, a total of fourteen purported class action lawsuits were filed against the Company in state and/or federal courts in California, Illinois, Pennsylvania, Washington and Texas. The plaintiffs in federal court in Pennsylvania and in Illinois state court have voluntarily dismissed their lawsuits in response to the Company's motions to compel arbitration of the claims under the terms of its End User License Agreements. The remaining twelve actions, which seek to certify classes of plaintiffs, allege breach of contract, invasion of privacy, deceptive trade practices, negligence, fraud and violation of certain federal and state laws in connection with various communications features of the RealPlayer and RealJukebox products. Plaintiffs are seeking both damages and injunctive relief. The Company has filed various answers denying the claims and has filed suit in Washington state court to compel the plaintiffs who have filed actions in Texas, California and Illinois state courts to arbitrate their claims as required by our End User License Agreements. On February 10, 2000, the federal district court for the Northern District of Illinois granted RealNetworks' motion to stay the court proceedings in that case because the claims are subject to arbitration under RealNetworks' End User License Agreement. Also on that date, the federal Judicial Panel on Multidistrict Litigation transferred all federal cases pending at that time to the federal court in Illinois that has ruled that the claims are arbitrable. Plaintiffs in the transferred federal cases are seeking to overturn the district court's ruling that the claims must be arbitrated. Although no assurance can be given as to the outcome of these lawsuits, the Company believes that the allegations in these actions are without merit, and intends to vigorously defend itself against these claims. If the plaintiffs prevail in their claims, the Company could be required to pay damages or other penalties in addition to complying with injunctive relief, which could have a material adverse effect on the Company's operating results.

        From time to time RealNetworks is, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, including contract-related claims and claims of alleged infringement of third-party patents, trademarks and other intellectual property rights. These claims, even if not meritorious, could force the Company to spend significant financial and managerial resources. The Company currently has several claims threatened against it relating to patent infringement, though believes they are without merit. The Company is not aware of any legal proceedings or claims that the Company believes will have, individually or taken together, a material adverse effect on the Company's business, prospects, financial condition and results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997 (in thousands, except per share data)

RealNetworks, Inc. and Subsidiaries


Note 10. Subsequent Events

A. Investment in BackWeb Technologies, Inc. In January 2000 the Company completed a $15 million investment in BackWeb Technologies, Inc., a leading provider of push technology for e-business solutions.

B. Acquisition. In January 2000, the Company completed its acquisition of NetZip, Inc. (NetZip), a Georgia corporation. NetZip is a developer and provider of Internet download management and utility software. As a result of the acquisition, NetZip became a wholly-owned subsidiary of RealNetworks and RealNetworks issued approximately 3,418 shares (including options to purchase shares) of its common stock in exchange for all of the outstanding shares of Netzip common stock and options to purchase Netzip common stock, but approximately 1,820 of those shares are subject to repurchase by the Company at a nominal repurchase price in certain circumstances. The acquisition will be accounted for under the purchase method of accounting and is valued at approximately $126 million, including transaction costs based on the closing price of the Company's common stock on January 25, 2000. The purchase price excludes approximately $144 million of the Company's common stock issued to former stockholders of NetZip which is subject to forfeiture for a period of 30 months after January 25, 2000.


Note 11. Quarterly Information (Unaudited)

The following table summarizes the unaudited statement of operations for each quarter of 1999 and 1998.


                                             Mar.31           June 30        Sept. 30         Dec.31         Total
                                             ------           -------        --------         ------         -----
1999
Net revenues                                $ 24,352          28,545          34,891          43,454        131,242
Gross profit                                  20,025          23,271          28,987          36,468        108,751
Operating income (loss)                       (1,775)         (1,948)           (863)          1,546         (3,040)
Net income (loss)                             (1,058)         (1,080)          3,003           6,061          6,926
Basic net income (loss) per share              (0.01)          (0.01)           0.02            0.04           0.05
Diluted net income  (loss) per  share          (0.01)          (0.01)           0.02            0.03           0.04

1998
Net revenues                                $ 12,879          15,215          17,673          20,610          66,377
Gross profit                                  10,396          12,168          14,349          16,798          53,711
Operating loss                               (12,620)         (4,914)         (3,703)         (2,851)        (24,088)
Net loss                                     (11,552)         (3,675)         (2,499)         (2,227)        (19,953)
Basic and diluted net loss per share           (0.09)          (0.03)          (0.02)          (0.02)          (0.15)


 The Board of Directors and Shareholders

INDEPENDENT AUDITORS' REPORT

RealNetworks, Inc. and Subsidiaries





The Board of Directors and Shareholders
RealNetworks, Inc.:

        We have audited the accompanying consolidated balance sheets of RealNetworks, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RealNetworks, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.



/s/ KPMG LLP
------------------
Seattle, Washington
January 21, 2000

REPORT OF MANAGEMENT

RealNetworks, Inc. and Subsidiaries




Management is responsible for preparing RealNetworks' consolidated financial statements and related information that appears in this Annual Report. Management believes that the consolidated financial statements have been prepared in conformity with generally accepted accounting principles in all material respects to present fairly RealNetworks' financial condition and results of operations. Management has included in RealNetworks' consolidated financial statements certain amounts that are based on estimates and judgements, which it believes are reasonable under the circumstances.

        RealNetworks maintains a system of internal accounting policies, procedures and controls intended to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with RealNetworks authorization and are properly recorded and reported in the consolidated financial statements. Even an effective internal control system, no matter how well designed, has inherent limitations, including the possibility of circumvention or overriding of controls, and therefore can provide only reasonable assurance with respect to financial statement presentation. The system of accounting and other controls is continuously improved and modified in response to changes in business conditions and operations.

        The RealNetworks Board of Directors has an Audit Committee that includes nonmanagement Directors. The Committee meets with financial management and RealNetworks' independent auditors to review internal accounting controls and accounting, auditing and financial reporting matters.

        KPMG LLP audits RealNetworks' consolidated financial statements in accordance with generally accepted auditing standards to express an opinion on RealNetworks' consolidated financial statements. Their opinion is based on procedures believed by them to be sufficient to provide reasonable assurance that the consolidated financial statements are free from material misstatement.






/s/ ROBERT GLASER                            /s/ PAUL BIALEK
---------------------------------            -----------------------------------
Robert Glaser                                Paul Bialek

Chairman of the Board                        Senior Vice President of
and Chief Executive Officer                  Finance and Operations
                                             and Chief Financial Officer

COMMON STOCK

RealNetworks, Inc. and Subsidiaries

The Company's common stock has been traded on the Nasdaq National Market under the symbol "RNWK" since the Company's initial public offering in November 1997. There is currently only a limited trading market for shares of the Company's common stock and accordingly there is no assurance that any quantity of the common stock could be sold at or near reported trading prices.

        The following table sets forth for the periods indicated the high and low closing prices for the Company's common stock. These quotations represent prices between dealers and do not include retail markups, markdowns or commissions and may not necessarily represent actual transactions.

year ended December 31, 1999        high          low
------------------------------------------------------
First quarter                  $    36.375       9.000
Second quarter                      65.938      25.500
Third quarter                       54.750      27.531
Fourth quarter                      93.000      43.875

year ended December 31, 1998        high          low
------------------------------------------------------
First quarter                  $     7.438       3.375
Second quarter                       9.859       4.984
Third quarter                       12.063       3.813
Fourth quarter                      12.438       5.531


        The Company has not paid any cash dividends and does not intend to pay any cash dividends in the foreseeable future.

        As of March 20, 2000, there were approximately 649 holders of record of the Company's common stock. Most shares of the Company's common stock are held by brokers and other institutions on behalf of shareholders.